AUSTRAL





Papua New Guinea

New Zealand

AUSTRAL PACIFIC ENERGY LTD.
Asset Portfolio – December 2005.

New Zealand	
Taranaki Basin	
PMP 38153*	45.00%
PEP 38492*	100.00%
PEP 38736*	45.00%
PEP 38738 Shallow*	36.50%
PEP 38738 Deep*	25.10%
PEP 38741*	30.00%
PEP 38746*	66.67%
PEP 38748*	33.33%
PEP 38753*	60.00%
PEP 38765	36.67%
PEP 38766	33.33%
Canterbury Basin	
PEP 38256*	46.16%
PEP 38258*	75.00%

Papua New Guinea	
PPL 235*	35.00%
PRL 4**	13.41%
PRL 5**	7.50%

* Austral Operator
**Subject to assignment in progress



CONTENTS



listing on the American Stock Exchange was completed and trading began in April 2005

CHAIRMAN'S REVIEW

Dear Shareholders,

The year ended December 2005 has been one of mixed fortunes for your company. There have been a number of significant achievements coupled with some disappointments, but overall the opportunity for Austral Pacific Energy to build a sustainable business remains. Long term growth in shareholder value remains the company's overriding goal. We have a "vision" of becoming *the* New Zealand Exploration and Production company, centred on the phased development of deep gas and condensate in the McKee and Kapuni reservoirs of the Taranaki Basin.

In 2005, Austral continued to be one of the country's most active performers with five exploration wells being drilled during the year. However, despite solid technical preparation and safe, efficient drilling operations, Supplejack-1 was the only successful discovery, and this will require more definition and study before any further activity can be justified.

During the year Austral moved towards a key goal of development of the Cheal field. An extended production testing programme provided a high level of assurance of the well production capabilities, and in addition, an independent reserves assessment enabled the company to book 539,000 barrels of proven reserves from the Cheal field. Power generation capacity was provided on site and a phased development plan submitted to partners. Whilst the delay in commencing production was disappointing, in 2006 we are confident of achieving permanent production and cash flow from the field.

The potentially much larger Cardiff Field also provided Austral with mixed results. After drilling a thick gas bearing section in the Cardiff-2A well, followed by a large fracturing operation to stimulate production, results were initially disappointing. After review and further well stimulation, production is now rising to over 3 million cubic feet per day with some 100 barrels a day of condensate. This is encouraging and offers scope for further enhancement in production techniques, leading to higher, sustainable well production rates from the Cardiff area.

In Papua New Guinea rig availability delayed the schedule for drilling the Douglas-1 well. A rig was secured in the USA and the well is planned to spud in the second quarter of 2006, an exciting prospect in an area with a lot of follow-up potential.

The Board implemented a number of initiatives to provide the company with the necessary financial platform to achieve the growth that we believe we are capable of delivering. In April, the company was successfully listed on the American Stock Exchange (AMEX), greatly improving liquidity of the shareholder base, and removing trading of the Company's shares from the OTCBB. Also, a capital raising programme was successfully completed in October and on the closing date the placement was oversubscribed. This has left the company with no debt, and some US$15 million of cash on the balance sheet to fund the ongoing phased development program in Cheal and Cardiff as well as the high graded exploration program in PNG, Taranaki and elsewhere as deemed appropriate.





After eight years as CEO and President, Dr David Bennett has resigned. The Board thanks and acknowledges him for the vision and passion he invested in the company, propelling it from a "start-up", through testing times to the strong position in which it now sits. The company has benefited enormously from his input over the years. We wish him well in his next endeavours.

Following an extensive search in January 2006, Mr Rick Webber was appointed to lead the company into its next critical phase of growth. In conjunction with this, the Board of Directors was strengthened with the addition of Dr Peter Hill and Dr Douglas Ellenor, both with a wide range of international upstream experience.

I would like to recognise the contributions made to the company by directors Garth Johnson (who resigned in January 2006) and Peter Tapper who is not standing for re-election. Each brought their own experiences and viewpoint to the Board table and enriched our deliberations with their individual expertise.

We have also been grateful for the calm objective input provided by Bernie Zinkhofer, who resigned as a director in July. He remains associated with the company as a valuable legal resource for the Board and management.



The company has now built a base of good acreage, with its core in the Taranaki Basin, a known oil and gas province with considerable remaining potential. It is well capitalised and has a renewed, highly experienced leadership with a common vision to see the company grow sustainable value. The forward programme is exciting, with the development of the Cheal field for early cash flow and the phased development of Cardiff for long term production growth. This, coupled with a sizable portfolio of exploration prospects, means the company can high grade and drill only the very best, lowest risk, structures. The next 18 months are a critical period in the company's history and success is required and expected in the future.

David Newman
Chairman
March 31, 2006

CHIEF EXECUTIVE OFFICER'S REPORT

I joined Austral Pacific Energy Ltd. in February 2006 and am pleased to bring to you my first report as Chief Executive Officer.

In reviewing the company's activities over the past twelve months, it is clear that while much was accomplished, there is much still to be achieved.

Five exploration wells were drilled in New Zealand during the year. The Supplejack-1 well flowed gas from the Mt Messenger sandstone, but at a sub-economic rate, while a shallower gas pay sand, considered sub-commercial, was left untested. A second well, Supplejack South-1, deviated southwards from the same site, encountered approximately one metre of oil pay in the top of a good quality, seven metre thick, Mt Messenger sand. The deviated well, Supplejack South-1A, subsequently tested the updip potential of this sand. However, logs indicated only gas at the updip location, while a test of the zone produced mainly water. The company considered a thin, shallower sand to be not worth flow testing. Another joint venture party undertook testing of this sand on a sole risk basis, but only succeeded in producing minor amounts of gas and formation water. The Supplejack wells are now suspended pending the outcome of Ratanui-1, to be drilled nearby during 2006.

The Kakariki-1 and Oru-1 exploration wells were unsuccessful. Kakariki-1 intersected several zones of thinly bedded sandstones with hydrocarbon shows but these were deemed non-commercial; and Oru-1 had reasonable 'shows' but no effective reservoir at target depth. These wells have been plugged and abandoned.

PAPUA NEW GUINEA ASSET PORTFOLIO



Bismarck Sea
PAPUA
NEW GUINEA
AUSTRALIA
Lae
LEGEND
Austral Permit
Gas Field
Oil Field
INDONESIA
PAPUA NEW GUINEA
Gulf
of
Papua
0
40
80
160 Miles
Port Moresby

Preparations for the drilling of the Douglas-1 exploration well in PPL 235 in Papua New Guinea (Austral Pacific 35% and operator) are well advanced at the time of writing this report. The well is scheduled to be drilled in March/April 2006, using a purpose-built heli-transportable drilling rig purchased by the joint venture. The rig has now been transported to a staging area on the Strickland River. From there, it is being heli-lifted to the Douglas-1 wellsite. The Douglas-1 well is located on an attractive prospect, and significant follow-up potential exists in the licence.

The company pressed ahead with the appraisal and further evaluation of its two discoveries, the Cheal oil field and the Cardiff gas field, during the year.

Extended production testing of the Cheal-A3X and Cheal-A4 wells was conducted during the second half of the year. Both wells performed very satisfactorily and established stable production profiles. The wells are not in pressure communication with each other, which might indicate larger resource potential than originally estimated. Cheal-A3X has produced in excess of 37,000 barrels of oil and Cheal-A4 in excess of 57,000 barrels of oil during three to four months of sequential testing.



Potential in the northern sector of the field will be delineated by the drilling of the Cheal-B1 appraisal well from a separate site, one kilometre further north, on the Cheal structure in the second quarter of 2006. If successful, further wells are planned from this site in order to access and develop hydrocarbons in the northern sector of the field. The results of a 3D seismic survey currently underway will, amongst other objectives, assist in optimising the bottom hole locations of all future wells in the Cheal field.

A reserves evaluation by Sproule International Limited of Calgary dated April 30, 2005 booked the Cheal oil field with 1.512 million barrels of Proven Developed and Undeveloped reserves, and a further 1.425 million barrels of Probable Reserves, of which the company's present share is 36.5%. This evaluation is updated annually and any adjustments will have been announced by the time you read this report. The company presented a field development plan to the joint venture participants in November 2005. The plan provides for the drilling of further development wells from the Cheal-A and Cheal-B sites, and the establishment of permanent production facilities with oil handling capacity of 2000 barrels per day, together with gas and oil export facilities. This plan will be executed during 2006, with full field commissioning scheduled for late 2006.

The Cardiff-2A sidetrack well was completed for testing in May 2005. Three test zones within the Kapuni formation were perforated and hydraulically fractured to improve productivity. During testing operations

up to November 2005, each of these zones flowed gas on test, together with 'frac' fluids. Since all three zones were flowing simultaneously, it was not possible to conduct a reservoir analysis on each zone separately. The middle zone (K1A sands) has flowed increasing amounts of formation water. This has cross-flowed into the lower pressure top zone (McKee sands) and also contributed to sand build-up within casing, which in turn has inhibited the bottom zone (K3E sands) from flowing properly. In January 2006, the McKee sands were temporarily isolated from the lower zones, and by the end of February 2006, an improving trend in well productivity and performance was observed in ongoing McKee sand production testing.

A forward plan, which includes the re-completion of the Cardiff well to enable each of the three pay intervals to be separately flow-tested, has been agreed by the joint venture participants. The intention is to establish and confirm the commercial viability of Cardiff at the earliest possible date, secure a mining permit and bring the field in to permanent production. The results of

the 3D seismic survey mentioned above will also be used to assist in the placing of future development wells in Cardiff.

I am very encouraged by what I see looking forward. Your company holds an extensive portfolio of attractive acreage in the established onshore Taranaki hydrocarbon basin, together with some very promising exploration acreage in the foreland of Papua New Guinea and in the Canterbury basin. All the permits contain a number of promising leads and prospects. Rigorous studies to mature and high grade the prospects in the company's inventory will be progressed with the accent on identifying high impact prospects for drilling. In addition, the company will pursue the early commercialisation of the Cheal oil and Cardiff gas discoveries.

I anticipate the coming year becoming a milestone in your company's history.



Rick Webber
Chief Executive Officer
March 31, 2006

NEW ZEALAND ASSET PORTFOLIO



TARANAKI BASIN

New Plymouth

Hawera

N

0 5 10 15 Miles

NORTH ISLAND

Auckland

Wellington

SOUTH ISLAND

Dunedin

CANTERBURY BASIN

Christchurch

N

0 30 60 120 Miles

LEGEND

Austral Permit

Gas Field

Oil Field

BOARD OF DIRECTORS

MR. DAVID NEWMAN *
Chairman

Mr. Newman was appointed to the Board in September 2003. Mr. Newman is a Chartered Accountant and formerly Chief Executive Officer of the Institute of Directors in New Zealand. He previously had a 22 year career with British Petroleum, culminating in four years as Chief Executive and Managing Director of BP New Zealand Limited (1990-1994). Mr. Newman has served as a director of a number of listed and unlisted companies and is currently chairman of Infratil Limited and on the Board of the Guardians of New Zealand Superannuation Fund.

MR. RICHARD WEBBER *
Mr. Webber was appointed as Chief Executive Officer and President of the Company in February, 2006 and a Director in March 2006. He holds a B.Sc. and an M.Sc.(Hons) in physics and has thirty years of experience in the international oil and gas industry having worked for BP, Schlumberger and Fletcher Challenge Energy. Mr. Webber has held technical, commercial, and executive roles in the Middle East, the Far East, the United Kingdom, Australia, Papua New Guinea and New Zealand.

DR. DOUGLAS ELLENOR *
Dr. Ellenor was appointed to the Board in January 2006. He holds a BSc (Hons) (Queen's University, Kingston) and PhD (University of New England, Australia), both in Geology. He has 35 years experience in the exploration and production industry spending 25 years with the Royal Dutch/Shell Group in Australasia, Europe and North and South America.

DR. PETER HILL *
Dr. Hill was appointed to the Board in January 2006. He holds a B.S. Degree in Geology from Southampton University, England, and a shared Doctorate of Philosophy in Sedimentology from Southampton University and Trinity College, Ireland. Dr. Hill has over 30 years experience in the exploration and production industry spending 22 years with British Petroleum in a range of senior positions in Australia, Egypt, New Zealand, the North Sea and South America. Dr Hill has most recently been President and Chief Executive Officer of Harvest Natural Resources Inc.

MR. RONALD BERTUZZI *
Mr. Bertuzzi was a member of the board of directors from October 1992 to October 1996 and was re-appointed in March 1998. Mr. Bertuzzi received a Bachelor of Economics from the University of British Columbia in 1965 and has worked in the medical sales and product development industries until his retirement.

**DR. DAVID BENNETT ** **
Dr. Bennett has over 35 years exploration experience, together with various research posts. He joined the Company in 1996, subsequently becoming Chief Executive Officer, President and a director in October 1996. Dr. Bennett received his doctorate in Geophysics from the Australian National University in 1975. Dr. Bennett was employed by the Department of Scientific and Industrial Research, Government of New Zealand followed by 12 years in technical and management roles with New Zealand Oil and Gas Ltd.

**MR. PETER TAPPER ** **
Mr. Tapper was appointed to the Board in September 2003. Mr. Tapper has an honours degree in Civil Engineering from the University of Auckland, New Zealand. Mr. Tapper has had an extensive career in the oil and gas industry, working in technical and senior management roles for Royal Dutch/Shell for 34 years in Holland, Brunei, Indonesia, USA, Qatar and Australia.

MR. GARTH JOHNSON ** * *
Mr. Johnson was appointed as a director of the Company in May 2003 and resigned as a director of the Company in January 2006. Mr. Johnson has been engaged in the administration of private and public businesses since 1994 with experience in finance, accounting and regulatory reporting for international oil and gas companies. Mr. Johnson is a Certified General Accountant.

MR. BERNHARD ZINKHOFER ** * *
Mr. Zinkhofer was appointed to the Board in March 2001 and resigned as a director of the Company in July 2005. Mr. Zinkhofer has practised law as a partner at the Canadian law firm of Lang Michener LLP in their Vancouver, British Columbia office since 1992 and provides legal counsel to the Company in that capacity.

*   Directors nominated for re-election.

**   Directors who are not seeking re-election to the Board.

*** Directors who have resigned their position since the last annual report.

MS JEANETTE WATSON
Company Secretary

Ms Watson was appointed as Company Secretary in 2000. Ms Watson has a B.Sc. (Geology) and an LLB from Victoria University in Wellington, New Zealand and is qualified as a lawyer. She has practised commercial and corporate law in New Zealand and the United Kingdom.

MR. JOSEPH JOHNSTON
Petroleum Engineering Manager

Prior to joining Austral Pacific Mr. Johnston worked as an independent consultant for many companies for 9 years on drilling, production and reservoir engineering projects in NZ, Australia and Thailand. For the 9 years prior to that he worked as a drilling and reservoir engineer for New Zealand Oil & Gas Ltd for projects in NZ, Australia and Papua New Guinea. He started his career working on both onshore and offshore rigs for various service companies in the UK and Norwegian sectors of the North Sea, Egypt and Spain.

MR. BRUCE MCGREGOR
Chief Financial Officer

Mr. McGregor is a Chartered Accountant, a member of the Institute of Chartered Accountants of New Zealand and a member of the Institute of Directors in New Zealand. He joined the company as Chief Financial Officer in April 2005 having previously worked for Methanex New Zealand, Fletcher Challenge Energy and Royal Dutch/Shell in various accounting, finance and commercial roles.

MR. CAREY MILLS
Exploration Manager

Mr. Mills graduated from Victoria University of Wellington with an M.Sc. (Hons) in Geology in 1988. Prior to joining Austral Pacific, he worked as a petrophysicist for Esso on fields in Australia and Papua New Guinea. Mr. Mills has also worked as a geophysicist for New Zealand Oil & Gas Ltd and as a consultant geologist in Angola, Timor Sea, offshore Trinidad and Sakhalin Island Far Eastern Russia.





successful fundraising of $10 million to finance ongoing exploration and development activities

CORPORATE GOVERNANCE STATEMENT

This statement gives readers an overview of the Company's main corporate governance practices and policies adopted or followed by the Board. The Company is governed by the Company's Articles of Association and its By-laws, the Policies of its home exchange – the TSX Venture Exchange (TSX-V), some of the listing rules of the New Zealand Stock Exchange (NZSX Rules), and the requirements of the American Stock Exchange (AMEX), relevant provincial Canadian Securities Commissions, the U.S. Securities and Exchange Commission and the New Zealand Securities Commission, as well as Yukon corporations law and New Zealand law relating to overseas companies. It is also Company policy to endeavour to comply with the spirit of the NZSX Rules where reasonably practicable. Material differences between the mandatory rules applying to the Company and the NZSX Rules are noted within this statement, as required by the NZSX Rules.

Some matters required to be disclosed are referred to elsewhere in this Annual Report or in the Management Proxy Circular mailed to shareholders with this Report. Their location is identified in this statement.

Board of Directors

The independent members of the current Board of Directors are Ron Bertuzzi, Douglas Ellenor, Peter Hill, David Newman and Peter Tapper. Rick Webber and Dave Bennett are not independent, as Mr. Webber is the current CEO, and Dr. Bennett was CEO of the Company within the last 3 years. A majority of the current directors, and four of the five Board nominees, are independent.

The Board has determined that the Chairman, Mr. Newman, is independent. The Board took into account that Mr. Newman also serves as a director and Chairman of Infratil Limited, the parent company of Infratil Gas Limited, a greater than 10% shareholder of the Company, and, as chairman of the Company, is deemed to be an executive officer of the Company under Canadian rules. However, Mr. Newman is not employed by Infratil or the Company, is remunerated only in his capacity as a director of each company, and serves as chairman in a part-time capacity of both companies. Under both US and Canadian rules, he does not, by virtue of such relationships alone, lose his status as an independent director, and the Board has determined that he does not have any other "material relationship with the Company which might interfere with the exercise of [his] independent judgement". To comply with the spirit of NZSX Rules, he is treated as not independent for the purposes of audit committee membership.

In addition to their roles as directors of the Company, the nominees for election serve as directors or in management of the following other reporting issuers or equivalent entities:

Mr. Bertuzzi is a past Board member and past President of Gondwana Energy Ltd., and past Board member of AMG Oil Ltd.

Dr. Ellenor was appointed to the Board of Directors of Orca Petroleum, Inc., Calgary (TSX-V: OPI) in 2000, and continues to serve in that capacity.

Dr. Hill is a director of Harvest Natural Resources, Inc. of Houston, Texas.

Mr. Newman's current directorships include Chairman of Infratil Limited (director since February 1994), and of Wellington International Airport Limited (director since December 1998). Mr. Newman is also a member of the Board of Guardians of the New Zealand Superannuation Fund and a director of Infratil European Airports Limited. Mr. Newman's past directorships have included Chairman of Finmedia Limited, of the Norwich Union and State Insurance Group in New Zealand, and of the NZ Refining Company Limited, a member of the advisory board of BP Australia and a director of New Zealand Post Limited.



Although the independent directors do not currently have regularly scheduled meetings without management or non-independent directors present, they may meet together without management and non-independent directors, before or after any scheduled Board meeting, as they require. Since January 2005, the independent directors have met twice without management or non-independent directors present.

The chairman of the Board of Directors is David Newman, who has been determined by the Board, as noted above, to be an independent director of the Company.

The Board meets, usually by phone, at least once per fiscal quarter, and more frequently when Company business requires. Attendance at Board meetings (since January 1, 2005) by directors is as follows:

Director	Board Meetings [1]	Attended
Dave Bennett	9	9
Ron Bertuzzi	9	8
Douglas Ellenor	1 [2]	1
Peter Hill	1 [2]	1
Garth Johnson	9	9
David Newman	9	9
Peter Tapper	9	9
Rick Webber	0 [3]	0
Bernie Zinkhofer	4 [4]	4

(1) Number of meetings since the beginning of the Company's most recently completed financial year (i.e. since January 1, 2005) up to the date of this Report (March 3, 2006), which the director was eligible to attend.

(2) Appointed January 1, 2006.

(3) Appointed March 2, 2006.

(4) Resigned July 8, 2005.

Board Mandate

The Board of Directors is elected by the Company's shareholders and is responsible for the proper direction and control of the Company's activities. It is accountable to the shareholders for the performance of the Company, and compliance by the Company with laws and standards.

The Board has established a Charter governing the principles and practices of the Board and its members. A copy of this Charter is published on the Company's website. Under the Charter, the Board is responsible for establishing and implementing corporate governance policies and procedures to:

-    ensure corporate integrity;

-    provide risk management, internal financial control and reporting to shareholders; and

-    establish policy in key areas.

The Board is also required to set the direction of the Company by developing its mission and corporate objectives, and endorsing a strategy to achieve those objectives. To provide such guidance, the Board meets in person at least annually for an extended session in order to debate, consider and formulate a strategic plan for the Company. Senior management are included in these meetings.

The Board has not developed specific position descriptions for the Chairman nor for the chairs of its sub-committees. The Board Charter does however provide guidance to the Chairman of the Board on his specific roles and responsibilities as chairman. The chairs of other Board committees are required to supervise the implementation of the charter or Terms of Reference for their respective committees.

The Board has a position description for the Chief Executive Officer. The Board delegates responsibility for the day-to-day leadership and operations of the Company to the CEO. It sets management objectives and performance targets and monitors management's performance against these targets, through regular reports, meetings and discussions amongst the Board, and between the Board and senior management.

The Board also sets reasonable limits for operational management's authority. The Board requires that all material transactions over a certain dollar limit receive Board review. In this regard, all financing transactions are considered material to the Company. The Company's delegation policy requires all budgets for exploration and production activities to be approved by the Board. Expenditure in accordance with or within a definite limit over budget is then within the CEO's authority. Prior Board approval is specifically required for bidding for material new permits, major changes to permits, work programmes and sale or acquisition of material permits or other assets. Any responsibility which is not delegated to senior management or to a committee of the Board of Directors remains with the full Board.

The Board has established two standing committees – the Audit Committee and the Remuneration Committee. See below for discussion of these committees.

During the later part of 2005, the Board established a Recruitment Committee to identify and recommend to the Board the appointment of a new Chief Executive Officer. The members of that committee were David Newman and Garth Johnson. An international executive search firm was retained to assist the committee and to give guidance on the appropriate remuneration package for the successful candidate.

Board Membership

The maximum number of directors that may be appointed is eleven and the minimum is three. The Company's policy is to maintain representation of both North American and New Zealand residents on the Board. The Board of Directors currently comprises seven members, five of whom are independent directors.

In accordance with Yukon corporations law and the Company's by-laws, at the commencement of each annual shareholders' meeting, all the directors are deemed to retire. NZSX Rules provide for rotation of directors. All directors are eligible for re-election.

The Board nominates directors, and receives any nominations from shareholders. The Board's process for nomination of candidates has been an informal process to date but it has developed brief nomination procedures in this regard and these are published on the Company's website. Nominations are based on the need to obtain a balance of experience, industry knowledge and other skills, and on what the Board considers to be the appropriate number of directors to achieve that balance. The Board has considered establishing a nominating and governance committee but believes that the size of the Company and of the Board, and the relationships between directors does not warrant such a formal structure. An ad hoc committee of independent directors is convened to make recommendations to the full Board, when necessary. Regulatory authorities in North America exercise the right to approve any person for directorship.

The Board currently has no specific prior experience or accreditation requirements nor formal procedures for assessing performance of Board members other than in relation to measurable operational success and share performance. Whilst the Board has no formal continuing education programme or requirements for directors, it does encourage directors to seek out training programmes and seminars on appropriate topics, and the Company pays for such courses. The Board is considering using a self evaluation questionnaire to ascertain if this method will fulfil its responsibilities in regard to assessing the performance of the Board and its members. As is normal, the Board receives considerable feedback from shareholders.

The Board does not currently have specific orientation procedures for new directors regarding the role of the Board, its committees and its directors and the nature and operation of the Company's business. New directors have been chosen for their business skills and/or experience in the petroleum exploration and production industry, and therefore have general knowledge about the nature of the Company's business. The Board Charter, policies of the Company and relevant current reports are made available to new members of the Board.





Ethical and Responsible Conduct

The Board of Directors has established a Code of Ethics which applies across the Company and applies equally to the directors, management and staff, specifying the standards and ethical considerations to apply in conducting business, particularly relating to conflicts of interest, fair dealing in the industry, and includes mechanisms for reporting unethical behaviour, and applicable disciplinary measures. The Code is published on and is available for download from, the Company's website.

The Board does not have formal monitoring procedures but the Code includes a mechanism for reporting concerns anonymously (so-called "whistleblower protections"), and the Code is made available to all staff. No waivers from the Code have been granted by the Board. The Board is not aware of any conduct constituting a material departure from the Code.

The Company also has a policy on corporate information and share trading by directors and employees, which sets out their responsibilities relating to confidentiality of corporate information, and the approval procedures and black-out periods applying to directors, officers and staff to prevent trading in the Company shares during times of material corporate developments.

Directors are required to disclose to the Company all other directorships and security holdings which could potentially give rise to conflicts of interest. These disclosures are reviewed and updated at each Board meeting. Directors who are materially interested in a transaction may attend the relevant meeting but do not take part in discussions on the transaction and must abstain from voting on the issue.

The Board is entitled to seek independent advice, and specifically to employ independent legal counsel, at the Company's expense, when appropriate.

Remuneration Committee

The Board has established a Remuneration Committee as a committee of the Board. The Remuneration Committee currently comprises David Newman (chairman), Douglas Ellenor and Peter Tapper, all of whom are independent directors. The Remuneration Committee meets as needed, and also meets annually to consider and re-set, or make recommendations to the Board on, remuneration levels and grants new options.

The directors' remuneration is disclosed in the accompanying Management Proxy Circular. Such remuneration must, in accordance with TSX-V policies, be "reasonable" and be considered by the Remuneration Committee. Such remuneration does not require shareholder approval, as would be the case under NZSX Rules. See the Company's annual report under Form 20F (filed March 2006) for further discussion of past and more recent director remuneration policies.

The Remuneration Committee is governed by its Terms of Reference (published on the Company's website), which mandates it to approve remuneration terms for senior management and grants of incentive stock options to employees and other service providers in accordance with the Company's Share Option Plan and the policy adopted by the Board. Any variation from the policy or the Plan rules, and all options granted to directors and executive officers, must be approved by the disinterested directors of the full Board.

The considerations taken into account by the Remuneration Committee in setting and assessing remuneration for senior management is discussed in the accompanying Management Proxy Circular in the section titled "Report on Executive Compensation".

The Company also has in place a standard Directors and Officers Liability Insurance policy on behalf of every past, present or future director, secretary or officer for the Company and its subsidiary companies, against liabilities to other parties that may arise from their positions with the Company or its subsidiaries, as more particularly described in the accompanying Management Proxy Circular in the section titled "Other Compensation".

Audit Committee

The Audit Committee currently comprises four directors – Peter Tapper (chairman), Peter Hill, Douglas Ellenor and David Newman, all of whom are "financially literate" as defined by relevant legislation. All are independent directors except that, as noted above, Mr. Newman is treated as not independent for the purposes of audit committee membership. Mr. Newman is a New Zealand Chartered Accountant and is considered to be the Company's "financial expert" for the purposes of the Sarbanes Oxley Act (US).

The Audit Committee monitors the veracity of the financial and regulatory reports produced by the Company, and the controls that are in place to ensure the opportunities for fraud or material error in the financial statements of the Company are minimised.

The Board has established an Audit Committee Charter which sets out the committee's responsibilities, procedures for communication with the auditor, and against which the committee's performance is measured. The Audit Committee has also established a policy for the confidential and anonymous receipt, retention and treatment of complaints. Both the Audit Committee Charter and the Audit Committee Complaints Policy are published on the Company's website.

Rights of Shareholders

The Board aims to ensure that shareholders are informed of all major developments affecting the Company's activities. Information is communicated to shareholders in the Annual Report and Management Proxy Circular, quarterly reports, disclosure to the NZSX, AMEX and TSX-V, and by regular updates distributed by email or fax and published on the website.

The Board encourages full participation of shareholders in the annual general meeting (AGM), to ensure Board accountability, and identification with the Company's strategies and plans. The Company provides AGM materials to all holders of quoted equity securities, and allows all such holders to attend the AGM. Only holders of common shares at the Record Date are entitled to vote. Proxy forms in North America are commonly provided with recommended appointees specified, contrary to NZSX Rules, and the Company continues this practice.

Transactions which are outside the normal course of business and which are material, or outside the normal course of business and involving related parties to the Company, must receive prior approval from the TSX-V, which may require the Company to obtain shareholder approval. Shareholder approval is not otherwise mandatory, unlike the requirements of the NZSX Rules, which require such approval. Insiders who are financially interested in such transactions would not be entitled to vote as shareholders on such matters.



booking proved reserves of 539,105 barrels (company share) in respect of the Cheal field

MANAGEMENT'S DISCUSSION & ANALYSIS

The MD&A is management's view of the Company's operating and financial data for 2005 and 2004, as well as forward-looking operations and financial estimates.

Actual results will vary from the estimates and the variations may be significant. The risks, uncertainties and other factors that could influence actual results are described in the paragraph Business Risks and Uncertainties below. This discussion is dated March 6, 2006 and should be read in conjunction with the Company's audited consolidated financial statements for the years ended December 31, 2005 and 2004.

The MD&A is presented in seven sections:

(a) 'Business Description and Strategy' provides a description of the Company's operations and strategies

(b) 'Operational and Financial Highlights' provides a summary of the operations review and financial statement analysis

(c) 'Detailed Financial Analysis' provides a detailed analysis of the Company's financial performance by focussing on the income statement, balance sheet and the statement of cash flows that are included within the audited financial statements

(d) 'Selected Quarterly Information' provides the Company's key results such as sales and net earnings on a quarterly basis

(e) 'Outlook for 2006' provides an overview of various projects that the Company is likely to progress in the coming year

(f) 'Critical Accounting Estimates' provides a discussion of the more significant accounting policies. These are intended to assist investor's understanding regarding the sensitivity of reported financial results to the methods, assumptions and estimates that underlie the preparation of the financial statements in accordance with generally accepted accounting principles

(g) 'Business Risks and Uncertainties' provides a discussion of the various business risks that the Company is exposed to and the measures it follows to mitigate these risks.

Business Description and Strategy

The Company is engaged in oil and gas exploration and production in New Zealand and Papua New Guinea.

The overall goal of the Company is to deliver growth in shareholder value through:

- the pursuit of rigorous geological and geophysical studies to identify, mature and high grade high impact, drillable prospects within the Company's prospect inventory;

- the drilling and evaluation of exploration wells;

- the acceleration of plans for the development of existing discoveries in order to achieve early cash flows; and

- the development of and production from new commercially viable discoveries.

In pursuit of this goal the Company will:

- enter into joint venture arrangements to spread risk and maximise participation in multiple permits;

- assess acquisition of suitable permit acreage and production that strategically fit the Company's aspirations;

- bid for new permit acreage as it is offered by governments;

- build an experienced and hands-on management team; and

- maintain good relations with industry participants and Governments.



The Company will continue to seek new opportunities that focus on the discovery of reserves and ultimately maximising production.

The Company is committed to conducting its activities in an environmentally responsible manner, and protecting the health and safety of its employees and the public wherever it operates. It is a condition of employment that personnel work safely and in accordance with established regulations and procedures. The Company strives to improve areas of environmental, health and safety performance by working with local communities and authorities.

The Company is committed to a high standard of corporate governance practices. The Company believes good corporate governance is in the best interest of shareholders and other stakeholders to successfully deliver growth and a competitive return alongside a commitment to the environment, to the communities where they operate and to their employees.

Our corporate governance policies can be viewed on our website at the following address: www.austral-pacific.com

Operational and Financial Highlights
(All U.S. dollars)

The Company's operating and financial highlights for the year ended December 31, 2005 include the following:

- listing on the American Stock Exchange was completed and trading began in April 2005;

- extended production testing of the Cheal A3X and A4 wells producing 31,041 (Company share) barrels of oil;

- recognising proved reserves of 539,105 barrels (company share) in respect of the Cheal field;

- acquisition of a drilling rig by the Papua New Guinea PPL235 (Douglas-1) joint venture;

- net loss of $2,408,559 reduced from a net loss of $5,718,553 in 2004;

- successful fundraising of $10 million to finance ongoing exploration and development activities; and

- undertaking the drilling of 5 wells and other operations within budget, and in a safe and environmentally sound manner.

	Year Ended December 31		
	2005 US$ (audited)	2004 US$ (audited)	2003 US$ (audited)
Oil and gas revenue	1,779,454	212,458	172,715
Gain on sale of petroleum and natural gas interests	-	-	3,896,306
Net earnings	(2,408,559)	(5,718,533)	47,616
Per share (basic)	(0.12)	(0.42)	0.01
Per share (diluted)	(0.12)	(0.42)	0.01
Total assets	28,207,062	17,883,148	12,125,667
Oil and gas properties expenditures	6,119,897	2,395,754	2,147,426
Total liabilities	3,534,477	1,882,960	2,556,371
Shareholders' equity	24,672,585	16,000,188	9,569,296

Detailed Financial Analysis
(All U.S. dollars)

Production

The Company's net production was 31,228 barrels – an overall increase of 26,293 barrels from the 2004 year. There has been no gas production since November 2004 when the Kahili-1A well ceased production.

	Year Ended December 31, 2005		Year Ended December 31, 2004	
	Oil & Liquids (bbls)	Natural Gas (mmscf)	Oil & Liquids (bbls)	Natural Gas (mmscf)
New Zealand	**31,228**	**Nil**	**4,935**	**0.064**

The increase in production was attributable to the extended production test on the two wells within the Cheal field. Production testing rates in the Cheal test were limited to approximately 50% of achievable rates as a result of the restricted availability of third party production to blend with the Cheal oil. Blending is required to enable Cheal oil to flow down the pipeline as the oil has a high pour point in the range 37-39°. Future reconfiguration of onsite equipment is intended to remove this constraint by reducing oil pour point through mixing with condensate and a pour point depressant. It will then be possible to produce all wells simultaneously and truck the oil produced directly to the point of sale. The joint venture is currently considering a field development plan for the Cheal field to deliver sustainable long term production.

Revenue

Revenue increased to $1,779,454 (up from $212,458 in 2004). This increase was substantially attributable to the increase in production volumes. The average sales price per barrel increased from $38.67 in 2004 to $56.98 in 2005. There was no gas revenue derived in 2005.

Substantially all production was sold to Swift Energy NZ Limited (a subsidiary of Swift Energy Ltd).

Fixed price contracts and derivative financial instruments

The Company has not entered into any derivative instruments or fixed term contracts within the year.

Interest and other income

Interest income of $460,411 was $134,399 (+41%) higher than the previous year reflecting the robust investment policy applied by the Company.

The Company received $1,093,417 in recoveries in regards to its role as operator of approximately 14 joint ventures. These recoveries are determined by the provision of each joint venture operating agreement and fluctuate dependent upon the level of activity within the joint venture.

Revenue of $83,612 was recorded in respect of consultancy provided to Rift Oil PLC, the Company's partner in Papua New Guinea. Rather than receiving this revenue in cash the Company received shares in Rift Oil.

Production and royalty expenses

Production expenses increased substantially to $848,174 – equivalent to $27.16 per barrel – however this is not indicative of the future production expenses per barrel from the Cheal field. The increase in total expenses was driven by the increased production from the Cheal field. Following permanent development of the Cheal site production expenses will reduce significantly on a per barrel basis as operational improvements and efficiencies are implemented. Coupled with this will be lower on-site operating costs and processing costs, currently incurred to a third party for use of their production station, that will also be reduced by delivering the product direct to the point of sale.

Royalties are paid to the New Zealand government consistent with the royalty regime.

General and administrative expenses

General and administrative expenses increased by $1,381,269 (75%) over 2004. The major items contributing to this increase were:

- the settlement agreement reached with the former Chief Executive Officer accounted for 43% of the increase;

- consulting and audit fees accounted for 30% of the increase. Audit fees increased as a result of changing regulatory requirements and work related to regulatory filings. Consultancy charges are incurred for technical expertise with a proportion of this subsequently recovered from joint ventures;

- increased staff costs accounted for 15% of the increase as the Company increased its resources to allow it to pursue its strategies more aggressively in the future; and

- expensing of stock option remuneration (non-cash) accounted for 10% of the increase.

Depletion, amortization and impairment

Depletion increased to $365,241. This was consistent with the full cost accounting policy whereby the entire New Zealand country cost pool (less unproven properties) was subject to depletion following the booking of proved reserves. Related to this same policy, the impairment charges reduced from $5,287,611 in 2004 to $438,263 in 2005. Following the recognition of proved reserves, the Company did not have any impairments relating to unproved properties in New Zealand as the future estimated cash flows from the proved property reserves under the full cost ceiling test was sufficient to recover the carrying value of the New Zealand country cost pool. The impairment charge represents write-offs in New Zealand prior to the recognition of proved reserves together with some minor expenditure in Australia and Papua New Guinea.

Amortization was in respect to minor non-property related assets.



Foreign exchange movements

A foreign exchange loss of $791,234 was incurred in 2005 compared to a gain of $197,858 in 2004. The Company's exploration costs are made principally in NZ dollars and US dollars. The NZ dollar appreciated markedly against the US dollar over the last two years but dropped in 2005 from 0.7107 to 0.6813. The contrarian effects of exchange rate fluctuations on cost of services and on revenues in NZ dollars or as converted to US dollars, provide natural offsets. Exchange rate movements cannot be predicted and the Company does not maintain an active hedging policy in respect to them.

Net loss for the year

The net loss for 2005 was $2,408,559 which was a significant improvement from 2004 when the loss was $5,718,533. Excluding impairment charges, the loss would have been $1,970,296 in 2005 compared to $430,922 in 2004.

Net loss per share (basic and diluted) were $0.12 in 2005 compared to $0.42 in 2004.

Cash flow from operations

Operating cash flows before financing and investing were ($932,612) compared to ($65,065) in 2004. The difference is accountable by the factors outlined in the section covering general and administration and foreign exchange costs above offset by the cash in-flows from the sale of production.

Capital expenditures

Total funds of $6,119,897 were spent on exploration compared to $2,395,754 in 2004. In addition, an amount of $430,223 was spent on plant and equipment compared to $162,894 in 2004.

Exploration activity included drilling the following wells:

- Kakariki-1;

- Oru-1;

- Supplejack-1;

- Supplejack South-1; and

- Supplejack South-1A (sidetracked out of Supplejack South-1).

All these wells were situated in onshore New Zealand permits. All wells except Supplejack-1 were unsuccessful. A decision on the optimal way forward in respect to Supplejack-1 is still being considered.

In addition to drilling the wells above, a significant activity in the year was the work program in relation the Cardiff-2A well. This program included the fracturing of the 3 test zones within the well and flow testing the zones. The initial results have failed to deliver the expectations that the Company had for the well but work is ongoing to demonstrate commercial viability.

Expenditure of approximately $300,000 on plant and equipment was primarily related to the installation of electricity generation facilities on the Cheal site.

Contractual Obligations

As at year-end 2005, the Company had various commitments and obligations. These were largely in respect to permit work programme obligations and the Company's share of approved joint venture expenditures. The Company also has an obligation in respect to a pre-paid gas agreement that was entered into in 2003. This is classified in the table as becoming due after 5 years but, depending upon successful gas discoveries, may become payable earlier. This agreement is explained in detail in Note 15 of the Financial Statements. A summary of the Company's obligations is set out in the table on the following page.

The Company has not entered into any off balance sheet arrangements that would adversely impact on the Company's financial position or results of operations.

After balance date the Company entered into a lease agreement in respect to office premises. The lease is initially for 6 years with a right of renewal for a further 3 years. Obligations under the initial terms and conditions total $665,388.

Liquidity and capital resources

As at December 31, 2005, the Company had a working capital surplus of $14,837,152. The Company's financial strategy is to fund its capital expenditure program and any potential acquisitions by:

- farm-out of equity in a permit;

- reinvesting any surplus funds from operations;

- using existing cash resources;

- raising debt finance; and

- issuing additional equity.

The appropriate choice of one or a mix of these options will be dependent upon the project under consideration.

Debt

The Company had no debt throughout 2005.

Share Capital

During 2005, the Company issued 4,946,408 common shares. These were issued as a result of warrants being exercised, options being exercised and a private placement of common shares.

846,408 shares were issued relating to the exercise of warrants. The average exercise price was $1.33.

100,000 shares were issued relating to the exercise of options at an average exercise price of $1.25.

The Company issued 4 million shares following a private placement which closed oversubscribed. Each share had a half warrant attached and the bundle was priced at $2.50. Two half warrants are exercisable for one common share, at a price of $3.50, at any time after February 13, 2006 but on or before October 13, 2006 (12 month warrants). The Company in its sole discretion may accelerate the expiry date if, for any ten consecutive trading days starting four months after the issue date (October 13, 2005), the closing price of the shares of the Company on any stock exchange or other quotation service on which it is listed or quoted is greater than $4.50. In the event the Company exercises this discretion the expiry date will be deemed to be amended to such date that is 30 days from the date on which the notice of acceleration of expiry date is provided by the Company. At the end of December 2005, all the 2 million warrants were outstanding.

Contractual and Other Obligations   **Payments Due by Period (US$)**

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Operating leases	54,384	35,933	18,451	-	-
Joint venture commitments [1]	4,551,682	4,551,682	-	-	-
Other obligations [2]	1,255,796	-	-	-	1,255,796
Total contractual or other obligations	5,861,862	4,587,615	18,451	-	1,255,796

[1] The joint venture commitments are in respect of its current year exploration permit obligations. The Company is committed to its share of current year exploration permit obligations to other joint venture participants and has a contractual obligation to various joint venture participants for these current year exploration permit obligations.

[2] Other Long Term Obligations classified as 'After 5 years' is in respect to prepaid gas revenue. The contractual agreement underlying the prepaid gas revenue expires in 2013 but the obligations could arise earlier than this depending upon gas discoveries and commercial arrangements entered in respect to them.



As at December 31, 2005, there were 22,666,453 common shares outstanding. Since year end a further 75,000 shares have been issued arising from the exercise of share options to give a total of 22,741,453 shares on issue as at March 6, 2006

As at December 31, 2005, there were 1,475,000 share options outstanding at an average exercise price of $1.46. These share options expire at various dates through to December 2010. Within the total share options outstanding, 52% (768,334) have vested and were eligible for exercise. The average exercise price of the vested share options was $1.13. The weighted average price of options issued in 2005 was $2.57.

Since year end the number of share options outstanding had increased to 1,707,334 at an average exercise price of $1.67.

Related Party Information

All related party transactions in 2005 were in the normal course of operations.

Details of the transactions were:

(a) The Company farmed-out 65% of its Papua New Guinea permit, PPL235, to Rift Oil PLC ("Rift") which was negotiated while Rift was at arms-length to the Company. The former Commercial Manager for the Company, and spouse of its former Chief Executive Officer, accepted employment as Chief Executive Officer of Rift and equity participation in Rift, and resigned as an officer of the Company, both effective January 29, 2005. A subsidiary of the Company owns 180,200 shares (approximately 0.5% of issued shares) in Rift Oil PLC which were obtained in exchange for consultancy support to Rift. The Company also incurred $5,110 (2004: Nil) in respect to consultancy services provided by Rift;

(b) During 2005, the Company incurred $890,077 (2004: $223,373) in remuneration to the former Chief Executive Officer of the Company and $36,524 (2004: $37,553) in rent to a trust of which the former Chief Executive Officer of the Company is a trustee. The former Chief Executive Officer ceased to be an employee of the Company on 30 December, 2005 and entered into an initial three month consultancy contract from that date. The total remuneration to the former Chief Executive Officer includes $580,727 in settlement of contractual obligations, including the fair value of modified share options approved as a part of the settlement;

(c) During 2005, $98,107 (2004: $128,474) was paid to a trust of which the former Chief Executive Officer of the Company is a trustee, for services provided by the spouse of the former Chief Executive Officer of the Company in her role as a consultant to the Company;

(d) Directors received total remuneration of $57,721 during 2005 (2004: $58,954);

(e) During 2005 the Company paid a law firm in which a former Director is a partner, $66,470 (2004: $81,771) for legal and directorial services; and

(f) The Company paid a company that employs a Director, $18,000 (2004: $18,000) for financial services.

In addition to the specific transactions noted above, TAG Oil (NZ) Limited, a subsidiary of TAG Oil Ltd, has directors and shareholders in common with the Company, and participates in various joint ventures with the Company.

Selected Quarterly Information

(All U.S. dollars)

	Net Revenue [1]	Net (loss)/earnings for the period	Net (loss)/earnings per share basic	Net (loss)/earnings per share diluted
2005				
First quarter	98,415	(406,899)	(0.02)	(0.02)
Second quarter	162,233	(857,559)	(0.05)	(0.05)
Third quarter	321,475	(216,479)	(0.01)	(0.01)
Fourth quarter	274,227	(927,622)	(0.04)	(0.04)
	856,350	(2,408,559)	(0.12)	(0.12)
2004				
First quarter		(264,017)	(0.02)	(0.02)
Second quarter	42,866	(416,186)	(0.03)	(0.03)
Third quarter	128,793	(65,063)	(0.00)	(0.00)
Fourth quarter	(41,784)	(4,973,267)	(0.37)	(0.37)
	129,875	(5,718,533)	(0.42)	(0.42)

(1)   After deduction of royalties and production expenses.

Due to net losses incurred during 2004 and 2005 stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be anti-dilutive in those years.

Outlook for 2006

Following the significant changes that have occurred in the first quarter of 2006 in senior management, and at board level, 2006 will see the Company commence a new phase with a disciplined, structured focus on the creation and growth of shareholder value. This will be achieved by pursuing programs centred on the deep, tight gas and condensate reservoirs of the Kapuni formation in the Company's core acreage in the onshore Taranaki basin and in Papua New Guinea.

The Company's business plan for 2006 includes the following programmes:

- undertaking a 3D seismic survey of the Cheal and Cardiff permit acreage;

- flow testing and subsequent evaluation of the Cardiff-2 well onshore Taranaki;

- develop and implement plans for the Cheal and Cardiff discoveries, seeking early cash flow from phased production;

- drilling of Douglas-1 well in Papua New Guinea following which further activity may be justified;

- drilling of Heaphy-1 exploration well;

- develop future options in respect to Supplejack-1;



- seismic programmes in permits PEP38256 (onshore Canterbury), PEP 38258 (onshore Canterbury), PEP38736 (onshore Taranaki), PEP 38753 (onshore Taranaki);

- continuation of an exploration programme in Taranaki and PNG and undertake rigorous studies to mature and high grade other high impact, drillable prospects in the portfolio; and

- drilling programmes which may include Kahili-2, Ratanui-1, Waitoriki-1, Salmon, Whaler and Angus-1 wells.

A number of these programmes have not received joint venture approval and may not necessarily proceed. Also, depending upon the outcomes of some of these programmes, different decisions may be reached to vary work programmes, modify or abandon them altogether.

Critical Accounting Estimates

The notes to the financial statements outline the Company's significant accounting policies. The policies discussed below are considered particularly important, as they require management to make significant judgments, some of which may relate to matters that are inherently uncertain.

Financial statements and use of estimates

The consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada. In preparing financial statements, management makes informed judgments and estimates that affect the reported amounts of assets and liabilities as of the date of the financial statements and affect the reported amounts of revenues and expenses during the reported period. Actual results will differ from these estimates.

Accounting for oil and gas operations

The Company follows the full cost method of accounting for petroleum and natural gas operations, whereby all costs related to the acquisition, exploration and development of petroleum and natural gas interests are accumulated within cost centres on a country-by-country basis.

Capitalized costs, together with estimated future capital costs associated with proved reserves, are depleted and depreciated using the unit of production method based on estimated gross proved reserves of petroleum and natural gas as determined by independent engineers. Costs of acquiring and evaluating significant unproved petroleum and natural gas interests are excluded from costs subject to depletion and depreciation until it is determined that proved reserves are attributable to such interests or until impairment occurs.

A revision to the estimate for proved reserves can have a significant impact on earnings as they are a key component in the calculation of depreciation, depletion and accretion.

An impairment loss is recognized when the carrying amount of a cost centre is not recoverable and exceeds its fair value. The carrying amount is assessed to be recoverable when the sum of the undiscounted cash flows expected from proved reserves plus the cost of unproved interests, net of impairments, exceeds the carrying amount of the cost centre. When the carrying amount is assessed not to be recoverable, an impairment loss is recognized to the extent that the carrying amount of the cost centre exceeds the sum of the discounted cash flows from proved and probable reserves plus the cost of unproved interests, net of impairments, of the cost centre. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

Undeveloped lands are assessed quarterly to determine whether impairment has occurred. Where interests are considered impaired, the cost of the property or the amount of impairment is included in costs subject to depletion and the ceiling test.

A substantial portion of the Company's exploration and development activities are conducted jointly with others. The financial statements reflect only the Company's proportionate interests in such activities.

The Company engage Sproule International Limited, an independent geoscience consultancy firm, to evaluate 100% of the Company's proved and probable oil and natural gas reserves. The estimation of reserves is subjective. Forecasts are based on engineering data, future prices, expected future rates of production and the timing of capital expenditures, all of which are subject to uncertainties and interpretations. Reserve estimates will be revised upward or downward based on the results of future drilling, testing and production levels.

Accounting policies

The Company has not applied any changes in accounting policies in the year ended December 2005.

New Accounting Standards

CICA section 3855 – Financial instruments (recognition and measurement)

These standards establish guidance for the recognition and measurement of financial instruments. The standards require all financial instruments within their scope, including derivatives, be included on a company's balance sheet and measured, either at fair value or, in limited circumstances when fair value may not be considered most relevant, at cost or amortised cost. The standards also specify when gains and losses as a result of changes in fair value are to be recognized in the income statement. The Company does not believe the application of this standard will have a material impact on the financial statements.

CICA section 3861 – Financial instruments (disclosure and presentation);

This revised standard address the presentation of financial instruments and non financial derivatives, and identify the information that should be disclosed about them. These standard also revise the requirements for an entity to provide accounting policy disclosures and provides several new requirements for disclosures about fair value. The Company does not believe the application of this standard will have a material impact on the financial statements.

CICA section 3865 – Hedges:

These standards specify the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. These standards also introduce three specific types of hedging relationships: fair value hedges, cash flow hedges and hedges of a net investment in self-sustaining foreign operations. The Company does not believe the application of this standard will have a material impact on the financial statements.

CICA section 1530 – Comprehensive income:

The standards require that an enterprise present comprehensive income and its components in a separate financial statement that is displayed with the same prominence as other financial statements. Other comprehensive income refers to items that are recognized in comprehensive income but that are excluded from net income in accordance with GAAP. The statement should show net income, each component of revenue, expense, gain or loss that is required to be shown in other comprehensive income, and total comprehensive income. These standards are effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2006. The Company will be applying the standard from 1 January, 2007.





Business Risks and Uncertainties

The international energy business is subject to risks in exploration, development and production activities. These activities can expose the Company to risks of destruction of assets, well blowouts, pollution and other operational events. The Company has purchased certain insurance to protect its assets and activities.

The Company has very limited control over external factors such as oil and gas prices, and foreign exchange rates. The Company does not maintain an active hedging policy in respect of either oil and gas prices or its foreign exchange exposure.

The international petroleum sector is very competitive and the Company is thus in competition with many other participants in the search for and acquisition of suitable properties, the engagement of personnel and contractors, the marketing of oil and gas production, as well as developing successful partnership groups and accessing appropriately priced sources of additional capital.

The Company operates in Papua New Guinea which has historically experienced periods of civil and political unrest and economic instability. The Company's permit areas in Papua New Guinea are located in relatively remote areas, some of which are difficult to access. There can be no assurances that future instability or actions by other companies, host governments, or the international community may not have a material adverse effect.

The current or future operations of the Company, including development activities and commencement of production on its properties, require permits from various foreign and local governmental authorities and such operations are and will be governed by laws and regulations. The Company's ability to obtain, sustain or renew such licences and permits on acceptable terms is subject to changes in regulations and policies and the discretion of the applicable governments. The Company believes that its operations comply with all applicable legislation and regulations and that the existence of such regulations have no more restrictive effect on the Company's method of operations than on similar companies in the industry.

Products are transported to markets by third parties and closure of facilities or pipelines may occur over which the Company has little control.

As is common throughout the industry, the Company's operations are environmentally sensitive and spills and other damage can occur for which the Company and its partners are liable for reclamation costs. The Company believes that it follows best international oil field practices in this area. The company has purchased insurance to cover various aspects of its environmental risk exposure.

There are a number of uncertainties inherent in estimating the quantities of oil and natural gas reserves. Reservoir engineering is a subjective process of estimating underground accumulations that cannot be measured precisely, and the accuracy of any estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. The Company's reserves are evaluated by an independent reservoir engineering firm each year.

The Company's future success is dependent on its ability to find or acquire additional reserves that are economically recoverable. Without successful exploration and development activities, the reserves of the Company will decline, which could impact operating cash flows and results of operations. This risk may be managed by using strict economic criteria for new projects and retaining highly-skilled, knowledgeable personnel in all phases of oil operations.

Disclaimer:

This Management Discussion & Analysis includes statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this MD&A addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes that the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market or business conditions, and including, but are not limited to, the other risks and uncertainties identified under the subheading "Business Risks and Uncertainties" in this MD&A.



CONSOLIDATED FINANCIAL STATEMENTS 2005

undertaking the drilling of 5 wells and other operations within budget and in a safe and environmentally sound manner

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Austral Pacific Energy Ltd. and all the information in the Annual Report are the responsibility of management.

The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and New Zealand. Management has prepared the financial information presented elsewhere in the Annual Report and has ensured that it is consistent with that in the financial statements.

The Company maintains systems of internal accounting and administrative controls, in order to provide, on a reasonable basis, assurance that the financial information is relevant, reliable and accurate in all material respects and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board. The Committee is independent of management. The Committee meets periodically with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the financial statements and the external auditors' report. The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to shareholders.

The consolidated financial statements have been audited by KPMG, the external auditors, in accordance with Canadian and New Zealand generally accepted auditing standards on behalf of the shareholders.

KPMG has full and free access to the Audit Committee.



Rick Webber
Chief Executive Officer
March 6, 2006

AUDITOR'S REPORT



To the Shareholders of Austral Pacific Energy Ltd.

We have audited the accompanying consolidated balance sheet of Austral Pacific Energy Ltd. as of December 31, 2005 and December 31, 2004 and the consolidated statements of operations and deficit, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our audit opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Austral Pacific Energy Ltd. as of December 31, 2005 and December 31, 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The consolidated statement of operations and deficit, changes in stockholders' equity and cash flows for the year ended December 31, 2003, was reported upon by other auditors. The auditor's report covering the year ended December 31, 2003 contained no reservations and was dated March 5, 2004.

Comments by the Auditors for New Zealand Readers of the Financial Statements

Canadian generally accepted accounting principles vary in certain respects from accounting principles generally accepted in New Zealand. Information relating to the nature and effect of such differences is presented in note 20 to the consolidated financial statements.

New Zealand reporting standards require management to prepare parent company statements of financial position, financial performance and cash flows. These are provided as part of note 20 of the consolidated financial statements. In our opinion, these financial statements present fairly, in all material respects, the financial position of the parent company as of December 31, 2005 and December 31, 2004 and the results of its operations and its cash flows for the years then ended, in accordance with Canadian generally accepted accounting principles.

KPMG

Wellington, New Zealand
March 6, 2006

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Balance Sheets
(Expressed in United States Dollars)

As at December 31	2005 $	2004 $
Assets		
Current		
Cash and cash equivalents (Note 3)	15,339,906	11,187,924
Accounts receivable (Note 6)	746,165	480,499
Inventory (Note 7)	474,777	98,518
Prepaid expenses and deposits	217,910	467,097
	16,778,758	**12,234,038**
Investments (Note 8)	83,612	-
Property and equipment (Note 4)	11,344,692	5,649,110
Total Assets	**28,207,062**	**17,883,148**
Liabilities		
Current		
Accounts payable and accrued liabilities	1,941,606	401,600
Non-current		
Prepaid gas revenue (Note 15)	1,255,796	1,324,785
Asset retirement obligations (Note 5)	337,075	156,575
Total Liabilities	**3,534,477**	**1,882,960**
Stockholders' Equity		
Common stock without par value (Note 11);		
unlimited number of shares authorised;		
Issued and outstanding 22,666,453 shares	43,499,296	32,683,328
Contributed surplus	626,842	361,854
Accumulated deficit	(19,453,553)	(17,044,994)
Total Stockholders' Equity	**24,672,585**	**16,000,188**
Total Liabilities and Stockholders' Equity	**28,207,062**	**17,883,148**

Commitments and Contingencies (Note 10)
Related Party Transactions (Note 9)
Subsequent Events (Note 17)



Approved by the Directors: Director   Director

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Statements of Operations and Deficit
(Expressed in United States Dollars)

For the years ended December 31	2005 $	2004 $	2003 $
Production Income:			
Oil and gas sales	1,779,454	212,458	172,715
Royalties	(74,930)	(15,040)	(33,543)
Net revenue	**1,704,524**	**197,418**	**139,172**
Expenses			
General and administrative expense	(3,212,406)	(1,831,137)	(1,899,975)
Litigation costs and settlement (Note 10(d))	-	-	(2,250,463)
Foreign exchange (loss)/gain	(791,234)	197,858	673,909
Production costs	(848,174)	(67,543)	(61,132)
Depletion (Note 4)	(365,241)	(85,550)	(25,930)
Operating leases/rental expense	(44,008)	(37,553)	(32,741)
Amortisation (Note 4)	(51,034)	(32,402)	(18,160)
Interest expense	(163)	(28,698)	-
Impairment of oil and gas properties (Note 4)	(438,263)	(5,287,611)	(908,433)
Gain on license sales	-	-	3,896,306
Total Expenses	**(5,750,523)**	**(7,172,636)**	**(626,619)**
Net loss for the year before other income	(4,045,999)	(6,975,218)	(487,447)
Other Income			
Interest income	460,411	326,012	57,624
Joint venture recoveries	1,093,417	930,673	477,439
Miscellaneous revenue (Note 8)	83,612	-	-
Net (loss)/income for the year	**(2,408,559)**	**(5,718,533)**	**47,616**
Deficit, beginning of year	(17,044,994)	(11,326,461)	(11,374,077)
Deficit, end of year	**(19,453,553)**	**(17,044,994)**	**(11,326,461)**
Basic (loss)/earnings per share (Note 12)	**(0.12)**	**(0.42)**	**0.01**
Diluted (loss)/earnings per share (Note 12)	**(0.12)**	**(0.42)**	**0.01**

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Statements of Changes in Stockholder's Equity
(Expressed in United States Dollars)

	Common Stock Shares	Common Stock Amount $	Contributed Surplus	Accumulated Deficit	Total Stockholders' Equity
Balance at January 1, 2003	**7,739,324**	**20,478,365**	**274,080**	**(11,374,077)**	**9,378,368**
Stock option compensation (Note 11(c))	-	-	143,312	-	143,312
Net income for the year	-	-	-	47,616	47,616
Balance at December 31, 2003	**7,739,324**	**20,478,365**	**417,392**	**(11,326,461)**	**9,569,296**
Issuance of common shares for cash (Note 11(a))	4,000,000	5,217,992	-	-	5,217,992
Less deferred offering costs (Note 11(a))	-	(408,083)	-	-	(408,083)
Issuance of common shares in exchange for special class shares of subsidiary (Note 11(a))	1,111,123	943,525	-	-	943,525
Exercise of share purchase warrants for cash (Note 11(a))	4,235,052	5,719,941	-	-	5,719,941
Exercise of share purchase options (Note 11(a))	180,000	231,588	(44,088)	-	187,500
Convertible notes converted to shares (Note 11(a))	454,546	500,000	-	-	500,000
Stock option compensation (Note 11(c))	-	-	(11,450)	-	(11,450)
Net loss for the year	-	-	-	(5,718,533)	(5,718,533)
Balance at December 31, 2004	**17,720,045**	**32,683,328**	**361,854**	**(17,044,994)**	**16,000,188**
Issuance of common shares for cash (Note 11(a))	4,000,000	10,000,000	-	-	10,000,000
Less deferred offering costs (Note 11(a))		(448,371)	-	-	(448,371)
Exercise of share purchase warrants for cash (Note 11(a))	846,408	1,127,741	-	-	1,127,741
Exercise of share purchase options (Note 11(a))	100,000	136,598	(11,598)	-	125,000
Stock option compensation (Note 11(c))	-	-	276,586	-	276,586
Net loss for the year	-	-	-	(2,408,559)	(2,408,559)
Balance at December 31, 2005	**22,666,453**	**43,499,296**	**626,842**	**(19,453,553)**	**24,672,585**

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

For the years ended December 31	2005 $	2004 $	2003 $
Operating Activities			
Net (loss)/income for the year	(2,408,559)	(5,718,533)	47,616
Adjustments to reconcile net (loss)/income to			
cash applied to operating activities:			
Depletion	365,241	85,550	25,930
Write-off of oil and gas properties	438,263	5,287,611	908,433
Amortisation	51,034	32,402	18,160
Stock option compensation	276,586	(11,450)	143,312
Gain on license sales	-	-	(3,896,306)
Net unrealised foreign exchange (gain)/loss	(394,563)	191,378	(653,072)
Change in non-cash working capital	739,386	67,977	759,812
	(932,612)	**(65,065)**	**(2,646,115)**
Financing Activities			
Share issues	10,803,109	11,125,433	-
Purchase of investments	(83,612)	-	-
Issuance of convertible notes	-	500,000	-
Issuance of special class shares	-	-	943,525
Deferred offering costs	-	-	(408,083)
	10,719,497	**11,625,433**	**535,442**
Investing Activities			
Due from related parties	-	-	52,065
Proceeds from sale of licenses	-	-	5,000,000
Purchase of property and equipment	(430,223)	(162,894)	(20,028)
Oil and gas properties	(6,119,897)	(2,395,754)	(2,147,426)
Change in non-cash working capital	588,383	90,354	188,361
	(5,961,737)	**(2,468,294)**	**3,072,972**
Net increase in cash during the year	**3,825,148**	**9,092,074**	**962,299**
Effect of exchange rate fluctuations on cash and short-term deposits	326,834	(138,437)	(20,839)
Cash and cash equivalents, beginning of year	**11,187,924**	**2,234,287**	**1,292,827**
Cash and cash equivalents, end of year	**15,339,906**	**11,187,924**	**2,234,287**
Supplemental Cash Flow Information			
Interest paid	163	28,698	-

See accompanying notes to the consolidated financial statements

Notes to the Consolidated Financial Statements (Expressed in United States Dollars)

NOTE 1 – NATURE OF OPERATIONS

The Company is incorporated in the Yukon Territory under the Business Corporations Act (Yukon). On December 31, 2003 the Company changed its name from Indo-Pacific Energy Ltd. to Austral Pacific Energy Ltd.

The accompanying financial statements have been prepared on a going concern basis which contemplates the realisation of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company is primarily engaged in the acquisition, exploration, appraisal and development of oil and gas properties in New Zealand and Papua New Guinea. The Company has recognised proved developed and undeveloped reserves in respect to its interest in the Cheal field (PEP38738S). The recoverability of the amounts capitalised for oil and gas properties is dependent upon the completion of exploration work, the discovery of oil and gas reserves in commercial quantities and the subsequent development of such reserves.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Accounting Principles and Use of Estimates

These financial statements are prepared in accordance with Canadian generally accepted accounting principles, which requires management to make informed judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets, commitments and contingent liabilities at the date of the financial statements and the reported amounts of the revenues and expenses for the years presented. Specifically, estimates were utilised in calculating depletion, asset retirement obligations, stock based compensation, amortisation and impairment write-downs. Actual results could differ from these estimates and the differences could be material.

Material differences between Canadian and New Zealand generally accepted accounting principles which affect the Company are referred to in Note 20.

b) Basis of Consolidation

These consolidated financial statements include the accounts of Austral Pacific Energy Ltd. and its wholly-owned subsidiaries: Indo-Pacific Energy Australia Pty Limited, Odyssey International Pty Limited, Trans-Orient Petroleum (Aust) Pty Limited, ZOCA 96-16 Pty Limited, Indo-Pacific Energy (PNG) Limited (amalgamated with Trans-Orient Petroleum (PNG) Limited during 2004), Trans-Orient Petroleum (PNG) Limited, Source Rock Holdings Limited, Austral Pacific Energy (NZ) Limited, Rata Energy Limited, Millennium Oil & Gas Limited, Ngatoro Energy Limited (liquidated October 2004), Totara Energy Limited, and Kanuka Energy Limited (registered November 25, 2004). All significant inter-company balances and transactions have been eliminated upon consolidation. All subsidiaries have the same balance date as the parent entity.

c) Joint Operations

Substantially all of the Company's upstream exploration and development activities are conducted jointly with third parties and accordingly these financial statements reflect only the Company's proportionate share of assets, liabilities, revenues, expenses and cash flows from these activities.

d) Translation of Foreign Currencies

The Company's functional currency is the United States dollar.

Results of foreign operations, all of which are considered financially and operationally integrated, are translated to United States dollars using the average exchange rate for revenue and expenses, except depletion and amortisation, which are translated at the rate of exchange applicable to the related assets. Monetary assets and liabilities are translated into United States dollars at the rates prevailing on the balance sheet date. Non-monetary assets and liabilities are translated into United States dollars at the rates prevailing on the transaction dates. Exchange gains and losses are recorded as income or expense in the year in which they occur.

e) Financial Instruments

Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are carried at cost which approximates fair value due to the short-term maturity of these instruments. Unless otherwise noted the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

f) Cash and Cash Equivalents

Cash and cash equivalents include government treasury bills and bankers' acceptances with original maturities of three months or less, together with accrued interest.

g) Plant and Equipment

Plant and equipment consists of furniture and office equipment and the Company's share of joint venture assets. The furniture and office equipment are recorded at cost and amortised over their estimated useful lives on a declining-balance basis at annual rates of 10% to 33 1/3%. The Company's share of the joint venture assets is recorded at cost and will be amortised over the asset's useful production life.

h) Oil and Gas Properties

The Company follows the full cost method of accounting for petroleum and natural gas operations, whereby all costs related to the acquisition, exploration and development of petroleum and natural gas interests are accumulated within cost centres on a country-by-country basis. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing interests, costs of drilling both productive and non-productive wells, major development projects and overhead charges directly relating to acquisition, exploration and development activities.

Sales or dispositions of oil and gas properties are credited to the respective cost centres and a gain or loss is recognised when all properties in a cost centre have been disposed of, unless such sale or disposition significantly alters the relationship between capitalised costs and proved reserves of oil and gas attributable to the cost centre.

Capitalised costs, together with estimated future capital costs associated with proved reserves, are depleted and depreciated using the unit of production method based on estimated gross proved reserves of petroleum and natural gas as determined by independent engineers. For purposes of this calculation, reserves and production are converted to equivalent units of petroleum based on relative energy content of six thousand cubic feet of natural gas to one barrel of petroleum.

Costs of acquiring and evaluating significant unproved petroleum and natural gas interests are excluded from costs subject to depletion and depreciation until it is determined that proved reserves are attributable to such interest or until impairment occurs.

The full cost method of accounting for oil and gas activities requires a detailed impairment calculation when events or circumstances indicate a potential impairment of the carrying amount of oil and gas assets may have occurred, but at least annually.

An impairment loss is recognised when the carrying amount of a cost centre is not recoverable and exceeds its fair value. The carrying amount is assessed to be recoverable when the sum of the undiscounted cash flows expected from proved reserves plus the cost of unproved interests, net of impairments, exceeds the carrying amount of the cost centre. When the carrying amount is assessed not to be recoverable, an impairment loss is recognised to the extent that the carrying amount of the cost centre exceeds the sum of the discounted cash flows from proved and probable reserves plus the cost of unproved interests, net of impairments, of the cost centre. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate. The initial benchmark price used in the ceiling test is based on approximately 90% of the latest selling price and then adjusted progressively downwards. The prices used in the impairment test are as follows:

	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
January – June	$50.00	$45.00	$40.00	$35.00	$35.00	$35.00
July – December	$45.00	$40.00	$35.00	$35.00	$35.00	$35.00

i)   **Income Taxes**

The Company uses the asset and liability method of accounting for income taxes. Under this method current income taxes are recognised for the estimated income taxes payable for the current year. Future income taxes are recognised for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realised. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognised in income in the period that included the date of enactment or substantive enactment.

j)   **Inventory**

Inventories of crude oil and the Company's share of joint venture inventory are valued at the lower of cost and net realisable value.

k)   **Oil and Gas Revenue Recognition**

Sales of oil and gas are recognised in the period in which the product is delivered to the customer. Proceeds received under gas prepayment agreements are recorded as a liability. The liability is reduced by gas sold and delivered under gas purchase arrangements.

l) Per Share Amounts

Basic per share amounts are calculated by dividing the net income or loss by the weighted average shares outstanding during the reporting period. Diluted per share amounts are calculated similar to basic per share amounts except that the weighted average shares outstanding are increased to include additional in-the-money shares from the assumed exercise of stock options, if dilutive. The number of outstanding shares would be calculated by assuming that the outstanding stock options were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period.

m) Stock Based Compensation

The Company has recognised stock based compensation expense as follows:

All stock option based awards granted on or after January 1, 2002 are measured and recognised in the consolidated financial statements using a fair value based method. Fair value is calculated using the Black-Scholes option-pricing model and the compensation cost is amortised over the vesting period.

The Company measures compensation expense for the options where there has been a substantive change or modification to such options.

Consideration received upon the exercise of stock options together with the amount of non-cash compensation expense recognised in contributed surplus is recorded as share capital.

n) Asset Retirement Obligations

The Company recognises the estimated fair value of legal obligations associated with the retirement of petroleum and natural gas properties in the period in which they are incurred. The obligation is recorded as a liability with a corresponding increase in the carrying amount of the petroleum and natural gas properties. The incremental capitalised amount will be depleted on a unit-of-production basis over the life of the proved reserves. The obligation is increased each period, or accretes, due to the passage of time and is recorded in the statement of operations. Revisions to the estimated fair value would result in an adjustment to the obligation and carrying amount of the petroleum and natural gas properties.

o) Investments

Long term investments are valued at cost. An impairment test is conducted on an annual basis and any impairment is recognised in the Statement of Operations.

p) Comparative Figures

Certain comparative figures have been reclassified to conform to the current year's presentation.

q) Changes in Accounting Policy

There have been no changes in accounting policies applied during the year ended December 31, 2005.

Notes to the Consolidated Financial Statements (Expressed in United States Dollars)

NOTE 3 – CASH AND CASH EQUIVALENTS

The Company considers deposits in banks, funds held in trust accounts and certificates of deposit with maturities of three months or less as cash or cash equivalents. The components of cash and cash equivalents are as follows:

Cash on Deposit	December 31, 2005 $	December 31, 2004 $
New Zealand Dollars	490,312	6,250,596
U.S. Dollars	14,815,778	4,868,001
Canada Dollars	20,930	30,202
PNG Kina	10,023	37,084
Australian Dollars	2,863	2,041
	15,339,906	**11,187,924**

At balance sheet date, total cash of $438,080 (2004: $335,802) is held by joint ventures. The Company does not maintain direct control of this cash as it is controlled by the joint venture operators.

Notes to the Consolidated Financial Statements (Expressed in United States Dollars)

NOTE 4 – PROPERTY AND EQUIPMENT

2005	Net Book Value at December 31, 2004	Additions/ Transfers During the Year	Depreciation/ Depletion and Write Downs During the Year	Net Book Value at December 31, 2005
Furniture and office equipment	60,502	129,766	(51,034)	139,234
Share of joint venture assets	100,313	300,457	-	400,770
	160,815	**430,223**	**(51,034)**	**540,004**
Proved:				
New Zealand (1) (2)	-	4,017,022	(365,241)	3,651,781
Total Proved	**-**	**4,017,022**	**(365,241)**	**3,651,781**
Unproved:				
New Zealand (2)	3,325,418	2,009,137	(423,643)	4,910,912
Australia (3)	-	12,745	(12,745)	-
Papua New Guinea (4)	2,162,877	80,993	(1,875)	2,241,995
Total unproved	**5,488,295**	**2,102,875**	**(438,263)**	**7,152,907**
Total property and equipment	**5,649,110**	**6,550,120**	**(854,538)**	**11,344,692**

(1) The Company transferred PEP38738S to proven oil and gas properties effective April 30, 2005 following an independent assessment of reserves.

(2) The Company participated in 4 unsuccessful exploration wells in onshore Taranaki, New Zealand during 2005. These were Kakariki-1, Oru-1, Supplejack South-1 and Supplejack South-1A. The expenditure relating to Kakariki-1 has been written off as drilling occurred prior to April 30, 2005. The expenditure relating to Oru-1, Supplejack South-1 and Supplejack South-1A are subject to ceiling test.

(3) The Company currently has no ongoing activities within Australia.

(4) All activities are considered to be in the pre-production stage.

During the year the Company capitalised $348,691 (2004: $190,985) of overhead charges relating directly to its exploration and development activities. The overhead charge is exclusive of direct charges.

Notes to the Consolidated Financial Statements (Expressed in United States Dollars)

2004	Net Book Value at December 31, 2003	Additions/ Transfers During the Year	Depreciation/ Depletion and Write Downs During the Year	Net Book Value at December 31, 2004
Furniture and office equipment	30,323	62,581	(32,402)	60,502
Share of joint venture assets	-	100,313	-	100,313
	30,323	**162,894**	**(32,402)**	**160,815**
Proved:				
New Zealand (1)	2,721,572	145,031	(2,866,603)	-
Total Proved	2,721,572	145,031	(2,866,603)	-
Unproved:				
New Zealand	2,478,334	2,249,328	(1,402,244)	3,325,418
Australia	978,013	109,642	(1,087,655)	-
Papua New Guinea	2,128,529	51,007	(16,659)	2,162,877
Total unproved	**5,584,876**	**2,409,977**	**(2,506,558)**	**5,488,295**
Total property and equipment	**8,336,771**	**2,717,902**	**(5,405,563)**	**5,649,110**

(1) Kahili-1A, the only producer well on the Kahili gas-condensate field (PMP 38153) in the onshore Taranaki basin, New Zealand, ceased production in November 2004. Although a pressure survey in March 2005 indicated some pressure recovery, it is unlikely that significant commercial flows will be re-established from Kahili-1A. An independent assessment of Kahili-1A has written the remaining reserves down to zero. Consequently, the capitalised expenditures associated with Kahili-1A were written off in 2004.

NEW ZEALAND

Unless otherwise indicated, petroleum exploration permits granted in New Zealand provide for the exclusive right to explore for petroleum for an initial term of five years, renewable for a further five years over one-half of the original area. Permit holders can apply for extensions or reductions of the committed work programs for the permits under certain circumstances. Any production permits granted will be for a term of up to 40 years from the date of issue. The New Zealand government has reserved a royalty of the greater of 5% of net sales revenue or 20% of accounting profits from the sale of petroleum products, except for any discovery made between June 30, 2004 and December 31, 2009, for which the royalty will be the greater of 1% of the net sales revenue from any natural gas and 5% of the net sales revenues from any oil or 20% of accounting profits from the sale of petroleum products.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)
December 31, 2005, 2004 and 2003

PAPUA NEW GUINEA

Petroleum prospecting licenses granted in Papua New Guinea provide for the exclusive right to explore for petroleum for an initial term of six years, renewable for a further five years over one-half of the original area, and the right to enter into a Petroleum Development Agreement upon a discovery. Petroleum retention licenses granted in Papua New Guinea provide for the exclusive retention of interest in the permit for an initial term of five years, renewable for a further five years over the original area, while development options are progressed. The Petroleum Development Agreement provides the right to produce any oil and gas discovered for a period of up to 25 years and may be extended for a further period of up to 20 years from discovery, subject to a maximum 22.5% participating interest that can be acquired by the Government of Papua New Guinea which includes a 2% participating interest that can be acquired by project landowners and affected local level government. The participants can apply for extensions or reductions of the committed work programs for the licenses under certain circumstances (by way of an Application for Variation of the Work Program).

NOTE 5 – ASSET RETIREMENT OBLIGATION

The Company has obligations to plug and abandon petroleum and natural gas wells at the end of their useful lives. The present value of these obligations have been projected based on an estimated future liability of $0.69 million (2004: $0.31 million) discounted using credit adjusted risk-free rates of 8.05% – 8.85%. The costs are expected to be incurred between 2007 and 2020. Throughout the year the Company re-estimated its obligations and increased the present value of future liabilities by $0.106 million. The movement in the provision is as follows:

For the years ended December 31	2005 $	2004 $
Obligations at beginning of year	156,575	155,927
Obligations incurred during the year	64,559	23,114
Obligations satisfied during the year	-	(7,648)
Revision in estimated obligations	106,290	(30,132)
Accretion expense	18,196	-
Foreign exchange movement	(8,545)	15,314
Obligations at end of year	**337,075**	**156,575**

NOTE 6 – ACCOUNTS RECEIVABLE

Total accounts receivable comprises the following categories:

For the years ended December 31	2005 $	2004 $
Trade receivables	608,529	339,351
Joint venture receivables	137,636	141,148
	746,165	**480,499**

Notes to the Consolidated Financial Statements (Expressed in United States Dollars)

NOTE 7 – INVENTORY

Total inventory comprises the following categories:

For the years ended December 31	2005 $	2004 $
Product inventory	5,010	-
Share of joint venture inventory	469,767	98,518
	474,777	**98,518**

NOTE 8 – INVESTMENTS

Total revenue has been recognised of $83,612 for shares received in Rift Oil Plc in return for services provided.

NOTE 9 – RELATED PARTY TRANSACTIONS

TAG Oil (NZ) Limited, a subsidiary of TAG Oil Ltd, which has directors and shareholders in common with the Company, participates in certain oil and gas properties with the Company.

The Company farmed-out 65% of a Papua New Guinea permit, PPL235, to Rift Oil PLC ("Rift") which was negotiated while Rift was at arms-length to Austral. Austral's former Commercial Manager and spouse of its former Chief Executive Officer, accepted employment as Chief Executive Officer of Rift and equity participation in Rift, effective January 29, 2005, followed by her resignation as an officer of the Company effective January 29, 2005. A subsidiary of the Company owns 180,200 shares (approximately 0.5% of issued shares) in Rift Oil PLC. The Company incurred $5,110 (2004: Nil) in respect to consultancy services provided by Rift.

During 2005, the Company incurred $890,077 (2004: $223,373; 2003: $197,165) in remuneration to the former Chief Executive Officer of the Company and $36,524 (2004: $37,553; 2003: $32,741) in rent to a trust of which the former Chief Executive Officer of the Company is a trustee. The former Chief Executive Officer ceased to be an employee of the Company on 30 December, 2005 and entered into an initial three month consultancy contract. The total remuneration to the former Chief Executive Officer includes $580,727 in settlement of contractual obligations, including the fair value of share options agreement modifications approved as a part of the settlement.

During 2005, $98,107 (2004: $128,474; 2003: $111,634) was paid to a trust of which the former Chief Executive Officer of the Company is a trustee for services provided by the spouse of the former Chief Executive Officer of the Company in her role as a consultant to the Company (2004 and 2003: Commercial Manager).

Directors received a total remuneration of $57,721 during 2005. (2004: $58,954; 2003: $20,986).

During 2005 the Company paid a law firm in which a former Director is a partner, $66,470 (2004: $81,771; 2003: $95,980) for legal and directorial services.

The Company paid a company that employs a Director, $18,000 (2004: $18,000; 2003: $9,454) for financial services.

The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the consideration established and agreed to by the related parties.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)
December 31, 2005, 2004 and 2003

NOTE 10 – COMMITMENTS AND CONTINGENCIES

a) Work Commitments

The Company participates in oil and gas exploration and development operations jointly with independent third and related parties and is contractually committed under agreements to complete certain exploration programs. The Company estimates that the total commitments under various agreements for the 2006 fiscal year are $4,587,615.

The Company's commitments under license obligations and other agreements are summarised as follows.

Contractual and Other Obligations   **Payments Due by Period**

	Total	Less than 1 year	1–3 years	4–5 years	After 5 years
Operating leases	54,384	35,933	18,451	-	-
Joint venture commitments [(1)]	4,551,682	4,551,682	-	-	-
Other obligations [(2)]	1,255,796	-	-	-	1,255,796
Total contractual or other obligations	**5,861,862**	**4,587,615**	**18,451**	**-**	**1,255,796**

(1) The Joint venture commitments are in respect of its current year exploration permit obligations. The Company is committed to its share of current year exploration permit obligations to other joint venture participants and has a contractual obligation to various joint venture participants for these current year exploration permit obligations.

(2) Other Long Term Obligations classified as 'After 5 years' is in respect to prepaid gas revenue. The contractual agreement underlying the prepaid gas revenue expires in 2013 but the obligations could arise earlier than this depending upon gas discoveries and commercial arrangements entered in respect to them (refer to Note 15).

The Company's share of commitments are as recorded on various license documents, but the Company may meet these commitments by various means which could include; farm out of major expenditures, farm out interests in the respective license, renegotiate terms of the license or seek further investor funds to meet the commitments listed. In view of this the Company's share of expenditure required to be funded will not necessarily be the full amount of the commitment listed above.

b) Political Risks

Papua New Guinea is subject to political uncertainty and instability and the Company faces a number of risks and uncertainties, which may adversely impact on its ability to pursue its exploration and development activities in this area.

c) Environmental Laws and Regulations

The Company is not aware of any events of noncompliance in its operations with any environmental laws or regulations or of any potentially material contingencies related to environmental issues. However, the Company cannot predict whether any new or amended environmental laws or regulations introduced in the future will have a material adverse effect on the future business of the Company.

d) Legal Settlement

On September 26, 2003 the Company sold its interest and entitlement to petroleum in New Zealand PMP38148 and recognised a gain on license sales of $3,896,306. Effective date of this sale was July 1, 2003. On October 3, 2003 the Company paid Greymouth Petroleum Holdings Limited $2 million which released both parties from any claims and liabilities against each other.

NOTE 11 – COMMON STOCK

a) Authorised and Issued Share Capital

The authorised share capital of the Company is an unlimited number of shares of common stock without par value.

Issued and fully paid:	Number Of Shares	Amount $
Balance at December 31, 2003	7,739,324	20,478,365
Issued during 2004	9,980,721	12,204,963
Balance at December 31, 2004	17,720,045	32,683,328
Issued during 2005	4,946,408	10,815,968
Balance at December 31, 2005	**22,666,453**	**43,499,296**

On January 5, 2004, 4,000,000 units at NZ$2.00 were issued by the Company for total proceeds of $5,217,992 under a public fund raising on the New Zealand Stock Exchange. Each unit entitled the holder to a common share and half share purchase warrant exercisable at NZ$2.10 on or before January 5, 2005. The New Zealand public fund raising had associated costs of $408,083. During 2005 a total of 354,315 warrants were exercised and the remaining 15,500 expired unexercised.

During 2004 the special class shareholders in one of the Company's New Zealand subsidiaries also converted their special class shares into 1,111,123 units in the Company. Each unit was comprised of a common share and a one-year half share purchase warrant exercisable at NZ$1.85 on or before January 5, 2005. Each warrant entitles the holder to purchase one common share of the Company. During 2005 the final 264,820 warrants were exercised.

During 2004 two $250,000 convertible notes that the Company had issued on January 5, 2004 were converted into 227,273 units per Convertible Note. Each unit comprised one common share and one share purchase warrant permitting the holder to purchase an additional common share at a price of $1.15 per share, for a 12 month period from issuance date of the Note (expiry 5 January 2005). During 2005 the final 227,273 warrants were exercised.

During 2005, 4,000,000 units at $2.50 were issued by the Company for net proceeds of $9,551,629 under a private placement. Each unit entitled the holder to one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable to acquire one additional common share at $3.50 until October 13, 2006. The Company has the right to accelerate exercise of the warrants if at any time after February 13, 2006 the closing price of the common shares of the Company is greater than or equal to $4.50 on any stock exchange or other quotation service on which it is listed for any 10 consecutive trading days.

For the period ending 31 December, 2005 the Company received $125,000 from the exercise of 100,000 share options and transferred $11,598 from contributed surplus to common stock in respect of the past compensation costs relating to these options.

For the period ending 31 December, 2005 the Company had received $11,264,339 from the conversion of 354,315 New Zealand public float warrants, 264,820 New Zealand special class warrants, 227,273 convertible note warrants, 4,000,000 private placement units and 100,000 exercised share options. Private placement expenses of $448,371 were deducted from common stock.

b) Incentive Stock Options

In 2004, the Company established a share option plan for the granting of options to employees and service providers and this plan was approved at the annual general meeting of the shareholders on 25 June 2004.

The following stock options were outstanding at December 31, 2005:

Number of Shares	Type of Option	Date Fully Vested	Number Vested December 31, 2005	Exercise Price per Share	Expiry Date
300,000 (1)	Performance	-	-	$1.00	October 15, 2007
200,000 (1)	Non Vesting	-	200,000	$1.10	July 6, 2007
400,000 (1)	Vesting	April 15, 2004	400,000	$1.10	July 6, 2007
85,000	Vesting	April 15, 2004	85,000	$1.25	March 26, 2006
30,000	Vesting	April 15, 2004	30,000	$1.25	October 15, 2007
50,000	Vesting	April 15, 2005	50,000	$1.25	October 15, 2008
10,000	Vesting	June 25, 2007	3,334	$1.25	June 25, 2009
34,000	Vesting	February 23, 2006	-	$2.75	February 23, 2010
33,000	Vesting	February 23, 2007	-	$3.75	February 23, 2010
33,000	Vesting	February 23, 2008	-	$4.75	February 23, 2010
33,334	Vesting	July 25, 2006	-	$2.75	July 25, 2010
33,333	Vesting	July 25, 2007	-	$2.75	July 25, 2010
33,333	Vesting	July 25, 2008	-	$2.75	July 25, 2010
68,000	Vesting	December 1, 2006	-	$1.90	December 1, 2010
66,000	Vesting	December 1, 2007	-	$1.90	December 1, 2010
66,000	Vesting	December 1, 2008	-	$1.90	December 1, 2010
1,475,000			768,334		

(1) In February, 2006, these options were cancelled and replaced with a single grant of 750,000 options with an expiry date of February 2, 2008 and exercise price of $1.20.

The weighted average exercise price for options outstanding at December 31, 2005 is $1.46 (December 31, 2004: $1.06). During 2005 100,000 share options were exercised at an average exercise price of $1.25. (2004: 180,000 – average price $1.04).

The weighted average exercise price for options fully vested at December 31, 2005 is $1.13 (December 31, 2004: $1.07).

A summary of stock option activities for the years presented is as follows:

Description Of Activity	Number Of Options	Exercise Price per Option
Outstanding at December 31, 2003	1,345,000	$1.00 – $1.25
Granted in 2004: vesting	10,000	$1.25
Exercised in 2004: vesting (converted)	(150,000)	$1.00
Exercised in 2004: vesting (converted)	(30,000)	$1.25
Outstanding at December 31, 2004	1,175,000	$1.00 – $1.25
Granted in 2005: vesting	34,000	$2.75
Granted in 2005: vesting	33,000	$3.75
Granted in 2005: vesting	33,000	$4.75
Granted in 2005: vesting	100,000	$2.75
Granted in 2005: vesting	200,000	$1.90
Exercised in 2005: vesting (converted)	(100,000)	$1.25
Outstanding at December 31, 2005	1,475,000	$1.00 – $4.75

c) **Stock Based Compensation**

Stock option compensation expense of $276,586 has been recognised for 2005 (2004: $11,450 recovery and 2003: $143,312 expense). The fair value of each stock option grant on the date of grant was estimated using the Black-Scholes option-pricing model, amortised over the vesting period using the following weighted-average assumptions:

For the years ended December 31	2005	2004
Expected dividend yield	0.00%	0.00%
Expected price volatility	30.40% – 83.80%	35.27%
Risk-free interest rate	3.43% – 3.87%	3.23%
Expected life of option	3 Years	3 Years

The weighted average fair value of the options granted in 2005 was $1.32 (2004: $1.09).

d) **Share Purchase Warrants**

The following share purchase warrants to purchase shares of the Company are outstanding at December 31, 2005:

Number of Warrants	Exercise Price	Expiry Date
2,000,000	$3.50	October 13, 2006 [1]

(1) The Company in its sole discretion may accelerate the expiry date if, for any ten consecutive trading days starting four months after the issue date (October 13, 2005), the closing price of the shares of the Company on any stock exchange or other quotation service on which it is listed or quoted is greater than US$4.50 during the first year following issue date. In the event the Company exercises this discretion the expiry date will be deemed to be amended to such date that is 30 days from the date on which the notice of acceleration of expiry date is provided by the Company.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)
December 31, 2005, 2004 and 2003

A summary of share purchase warrant activities for the years presented is as follows:

Description Of Activity	Number Of Warrants	Exercise Price per Warrant
Outstanding at December 31, 2003	2,086,845	$1.15 [1] – $1.50 [1]
Granted in 2004	454,546	$1.15
Granted in 2004	2,000,000	NZ$2.10 [2]
Granted in 2004	555,569	NZ$1.85 [2]
Exercised in 2004	(836,845)	$1.50
Exercised in 2004	(1,477,273)	$1.15
Exercised in 2004	(290,749)	NZ$1.85 [2]
Exercised in 2004	(1,630,185)	NZ$2.10 [2]
Outstanding at December 31, 2004	861,908	$1.15, NZ$1.85 – 2.10 [2]
Exercised in 2005	(264,820)	NZ$1.85 [2]
Exercised in 2005	(354,315)	NZ$2.10 [2]
Exercised in 2005	(227,273)	$1.15
Granted in 2005	2,000,000	$3.50
Cancelled in 2005	(15,500)	NZ$2.10 [2]
Outstanding at December 31, 2005	2,000,000	$3.50

(1) In January 2002 and then in December 2003, the terms of the series "A" warrants were amended to extend the expiry date to January 5, 2005 and to increase the exercise price per warrant to $1.50. Also, the Series "A" warrant holder's right to receive one Series "B" warrants for each Series A warrant exercised in the event of a commercial discovery was cancelled in December 2003.

(2) Based on the foreign exchange rate at balance date warrants granted at NZ$2.10 equates to US$1.50 and warrants granted for NZ$1.85 equates to US$1.32.

NOTE 12 – EARNINGS/(LOSS) PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings (loss) per share calculations for the period ending:

For the years ended December 31	2005	2004	2003
Numerator, net (loss)/income for the year	$(2,408,559)	$(5,718,533)	$47,616
Denominator: Weighted-average number of shares – basic	19,489,336	13,627,617	7,739,324
Basic (loss)/earnings per share	**$(0.12)**	**$(0.42)**	**$ 0.01**
Denominator: Weighted-average number of shares – diluted	19,489,336	13,627,617	7,739,324
Diluted (loss)/earnings per share	**$(0.12)**	**$(0.42)**	**$ 0.01**

Due to net losses incurred during 2004 and 2005 and the average stock price for 2003 being below the strike price, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive.

There were a total of 768,334 vested options outstanding at December 31, 2005. If exercised, these have the potential to dilute earnings of future periods.

NOTE 13 – ISSUE OF SPECIAL CLASS SHARES OF SUBSIDIARY

On June 18, 2003, a private placement in one of the Company's New Zealand subsidiaries, Austral Pacific Energy (NZ) Limited ("APENZ"), was made to certain private investors for the issue of 1,500,000 Special Class shares in that company, for a total of NZ$1,500,000 (approx. $943,525). Such shares conferred no voting rights, but did confer the right to convert such shares to common shares units of APENZ in the event of a listing of and issue of other common shares in APENZ on the New Zealand Stock Exchange. Each unit consisted of one common share and one half warrant with the same terms as the warrants included in the public offering. Subsequently, the company decided not to proceed with the listing of APENZ. In the event that the listing did not proceed, the subscription agreement required the Company to offer to exchange such Special Class shares for common shares in the Company at the higher of 80% of prevailing market and $0.75 per common share of the Company. If the Special Class shareholders rejected the Company's share exchange offer, they were entitled to receive redemption dividends calculated based on and paid out of 20% of APENZ's production income.

On November 12, 2003, each Special Class shareholder signed a conditional share exchange agreement which agreed to transfer to the Company all of the Special Class shares in exchange for the issuance of common shares by the Company. These Special Class shares where exchanged for common shares on January 5, 2004, upon the listing of the Company on the TSX Venture Exchange and the New Zealand Stock Exchange (NZX), at one common share for every 1.35 Special Class share resulting in the issuing of 1,111,123 common shares. In addition, 555,569 warrants were attached to these shares exercisable at a price of NZ$1.85 any time before January 5, 2005. As at December 31, 2005, all warrants had been exercised.

Notes to the Consolidated Financial Statements (Expressed in United States Dollars)

NOTE 14 – INCOME TAXES

No income taxes are currently payable by the Company in any of the jurisdictions in which it operates. A reconciliation between the tax cost, using the Canadian statutory income tax rate of 37.12% (2004: 37.12%; 2003: 37.12%) and the provision for income taxes is as follows:

For the years ended December 31	2005 $	2004 $	2003 $
Net (loss)/income for the year before tax	(2,408,559)	(5,718,533)	47,616
(Benefit of)/provision for tax at statutory rate	(894,057)	(2,122,719)	17,675
Foreign tax rate differential	44,160	198,325	(22,955)
Non-deductible stock based compensation expenditure/(recovery)	103,242	(4,176)	53,197
Non-deductible equity raising costs	-	-	72,616
Non-deductible legal settlement payment	-	-	742,400
Other	47,592	5,194	427
Increase/(decrease) in valuation allowance	699,063	1,923,376	(863,360)
Income Tax Provision	**-**	**-**	**-**

In Canada the Company has net operating losses of approximately $3.58 million available for future reduction from taxable income derived in Canada, which expire as follows:

	Net operating loss $
2006	113,011
2007	245,847
2008	332,180
2009	347,886
2010	605,918
2011	1,001,461
2012	931,469
	3,577,772

In addition, in Canada, at December 31, 2005, the Company has approximately $1.23 million of resource and other unused tax pools to offset future taxable income derived in Canada. The Company's Canadian resource and other unused tax pools are available to the Company for an indefinite period. The Company also has losses and deductions of approximately $15.09 million available to offset future taxable income derived in New Zealand. The Company's losses and deductions that are available to offset future taxable income derived in New Zealand are available to the Company for indefinite period, provided that the company maintains a 50% continuity of shareholding from the time that the losses and deductions are incurred until the point of offset against taxable income.

The components of the net future income tax asset at December 31, 2005 are summarised below:

For the years ended December 31	2005 $	2004 $
Future income tax assets:		
Net operating loss carryforwards	6,279,599	3,955,879
Resource tax pool	519,354	459,431
Share issuance costs	224,036	121,184
Asset retirement obligation	111,235	58,121
Total gross future income tax asset	7,134,224	4,594,615
Less: Valuation allowance	(4,599,660)	(3,617,273)
Net future income tax asset	**2,534,564**	**977,342**
Future income tax liabilities:		
Property and equipment	(2,828,270)	(918,227)
Foreign exchange	293,706	(59,115)
Net future income tax liability	**(2,534,564)**	**(977,342)**

A valuation allowance has been established, and accordingly, no benefit has been recognised for the Company's net operating losses and other deferred tax assets. The Company believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realisability of the future tax assets such that a full valuation allowance has been recorded. These factors include the Company's recent history of net losses and the expected near-term future losses. The Company will continue to assess the ability to realise the future tax assets based on actual and forecasted operating results.

NOTE 15 – PREPAID GAS AGREEMENT

On April 2, 2003, the Company entered into a gas prepayment agreement with a New Zealand company, whereby the issuer provided NZ$2,000,000 (approximately $1,438,000) to fund the Company's ongoing exploration programs. This money was advanced on April 3, 2003, with the Company to deliver NZ$2,000,000 (approximately $1,438,000) of gas to the issuer, under contracts to be negotiated at then prevailing market rates. For each gas producing discovery the Company will negotiate in the first instance with the issuer, and if no contract is entered into within a certain time period after notification, the Company is free to seek other markets for the gas. A waiver of this obligation was obtained for New Zealand permit PEP 38738 Deep. If the amount is not discharged through gas sales to the issuer over a ten year period, it must either be repaid by the Company or may be converted into share equity in one of the Company's New Zealand subsidiaries, Austral Pacific Energy (NZ) Limited. The prepayment is secured under a registered charge over Millennium Oil and Gas Ltd's (a wholly-owned subsidiary of the Company) 25% interest in the Kahili joint venture PEP 38736. This property has nil carrying value as at December 31, 2005.

In the event that insufficient gas is delivered to discharge the advance, and the Company elects to refund the advance, interest will be payable for the period on the outstanding balance at April 2, 2013, calculated at the average New Zealand bank bill rate. As the outstanding balance refundable at April 2, 2013 can not be reliably estimated no interest has been accrued at balance date. The balance outstanding is denominated in New Zealand dollars therefore is subject to fluctuations as a consequence of changes in the US$:NZ$ exchange rate.

As at December 31, 2005, the Company had delivered gas worth $145,443. The balance outstanding amount is classified as a non-current liability as there is no gas currently being supplied to the issuer or a pending gas supply agreement.

NOTE 16 – CONVERTIBLE NOTES

On January 5, 2004, the Company issued two Convertible Notes for $250,000 each. On September 29, 2004 the two Convertible Notes were converted, at the option of the holder, into 227,273 Units per Convertible Note at the conversion rate of $1.10 per Unit. Each Unit comprised one common share and one share purchase warrant permitting the holder to purchase an additional common share at a price of $1.15 per share, for a 12 month period from issuance date of the Note (expiry 5 January 2005). As at December 31, 2005 all warrants issued on conversion of the convertible notes had been exercised. Interest of $26,833 was paid on conversion.

NOTE 17 – SUBSEQUENT EVENTS

(a) In February 2006 the Heaphy-1 exploration well was plugged and abandoned. The Company's share of expenditure in respect to this well was approximately $0.7 million.

(b) In January 2006 the Company appointed two new Directors. The Company granted 60,000 stock options to each Director, vesting over 3 years and exercisable at $1.80, $2.00 and $2.50 respectively.

(c) In February 2006 the Company appointed a new President and Chief Executive Officer. As a part of the remuneration package 400,000 stock options were granted with terms as follows:

    i.   200,000 vesting after year 1 and exercisable at $1.50
    ii. 100,000 vesting after year 2 and exercisable at $2.00
    iii. 100,000 vesting after year 3 and exercisable at $2.50

(d) In February 2006 the Company finalised an agreement to acquire interests in nine onshore New Zealand permits and associated drilling inventory. The Company already holds an interest in seven of the permit areas. The cash outlay is approximately $0.85 million and will be met from existing cash resources. The agreement is subject to regulatory approval with final settlement likely to be in quarter 2, 2006.

Notes to the Consolidated Financial Statements (Expressed in United States Dollars)

NOTE 18 – SEGMENTED INFORMATION

The Company operates in one industry: petroleum exploration and production. It operates in several geographical regions, therefore information on country segments is provided as follows.

2005	Canada	New Zealand	Australia	PNG	Total Company
Production Income:					
Revenue	-	1,779,454	-	-	1,779,454
Royalty expenses	-	(74,930)	-	-	(74,930)
Net revenue	**-**	**1,704,524**	**-**	**-**	**1,704,524**
Interest income	6,113	450,077	-	4,221	460,411
Joint venture recoveries	-	1,093,417	-	-	1,093,417
Miscellaneous revenue	-	83,612	-	-	83,612
Foreign exchange gain	(10,794)	(641,463)	(69,527)	(69,450)	(791,234)
Administrative expenses	(1,319,031)	(1,748,721)	(12,199)	(158,267)	(3,238,218)
Interest and accretion expense	-	(18,359)	-	-	(18,359)
Amortisation expense	-	(49,056)	-	(1,978)	(51,034)
Production expenses	-	(848,174)	-	-	(848,174)
Depletion	-	(365,241)	-	-	(365,241)
Write-off of oil and gas properties	-	(423,643)	(12,745)	(1,875)	(438,263)
Net (loss)	**(1,323,712)**	**(763,027)**	**(94,471)**	**(227,349)**	**(2,408,559)**
Property and equipment	-	9,070,421	-	2,274,271	11,344,692
Current assets	198,900	16,606,837	2,041	54,592	16,862,370
Total assets	**198,900**	**25,677,258**	**2,041**	**2,328,863**	**28,207,062**
Specific Items:					
Purchase of property and equipment	-	397,947	-	32,276	430,223

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)

December 31, 2005, 2004 and 2003

2004	Canada	New Zealand	Australia	PNG	Total Company
Production Income:					
Revenue	-	212,458	-	-	212,458
Royalty expenses	-	(15,040)	-	-	(15,040)
Net revenue	**-**	**197,418**	**-**	**-**	**197,418**
Interest income	18,303	307,709	-	-	326,012
Joint venture recoveries	-	930,673	-	-	930,673
Foreign exchange gain	-	197,858	-	-	197,858
Administrative expenses	(542,372)	(1,296,014)	(14,885)	(15,419)	(1,868,690)
Interest expense	(28,698)	-	-	-	(28,698)
Amortisation expense	-	(32,402)	-	-	(32,402)
Production expenses	-	(67,543)	-	-	(67,543)
Depletion	-	(85,550)	-	-	(85,550)
Write-off of oil and gas properties	-	(4,183,296)	(1,087,656)	(16,659)	(5,287,611)
Net (loss)	**(552,767)**	**(4,031,147)**	**(1,102,541)**	**(32,078)**	**(5,718,553)**
Property and equipment	-	3,486,232	-	2,162,877	5,649,110
Current assets	315,923	11,837,162	1,984	78,969	12,234,038
Total assets	**315,923**	**15,323,394**	**1,984**	**2,241,846**	**17,883,148**
Specific Items:					
Purchase of property and equipment	-	162,894	-	-	162,894

Notes to the Consolidated Financial Statements (Expressed in United States Dollars)

2003	Canada	New Zealand	Australia	PNG	Total Company
Production Income:					
Revenue	-	172,715	-	-	172,715
Royalty expenses	-	(33,543)	-	-	(33,543)
Net revenue	**-**	**139,172**	**-**	**-**	**139,172**
Interest income	2,118	55,436	-	-	57,624
Joint venture recoveries	-	477,439	-	-	477,439
Gain on licence sale	-	3,896,306	-	-	3,896,306
Foreign exchange gain	-	673,909	-	-	673,909
Production expenses	-	(61,132)	-	-	(61,132)
Depletion	-	(25,930)	-	-	(25,930)
Administrative expenses	(308,983)	(1,598,359)	(3,716)	(21,658)	(1,932,716)
Litigation costs and settlement	-	(2,250,463)	-	-	(2,250,463)
Amortisation expense	-	(18,160)	-	-	(18,160)
Write-off of oil and gas properties	-	(908,433)	-	-	(908,433)
Net income/(loss)	**(306,795)**	**379,785**	**(3,716)**	**(21,658)**	**47,616**
Plant and equipment	-	5,230,227	978,015	2,128,529	8,336,771
Non-current assets	408,083	-	-	-	408,083
Current assets	234,083	3,092,359	9,605	44,766	3,380,813
Total assets	**642,166**	**8,322,586**	**987,620**	**2,173,295**	**12,125,667**

Specific Items:					
Purchase of property and equipment	-	20,028	-	-	20,028

Notes to the Consolidated Financial Statements (Expressed in United States Dollars)

NOTE 19 – SALES TO SIGNIFICANT CUSTOMERS

The Company made oil sales of $10,033 (2004: $67,015, 2003: $148,991) to Shell (Petroleum Mining) Company Ltd and $1,769,421 (2004: $154,906, 2003: nil) to Swift Energy (NZ) Limited during the year.

During 2005 the Company made no gas deliveries (2004: $145,443) to NGC New Zealand Ltd under the prepaid gas agreement (refer to Note 15).

NOTE 20 – DIFFERENCES BETWEEN NEW ZEALAND AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) which conform in all material respects with New Zealand generally accepted accounting principles (NZ GAAP) except for the following differences:

a) Stockholders' Equity

A previous reconciling difference, as reported in 2003, existed between NZ and Canadian GAAP relating to the recognition of stock based compensation expenditure. Canadian GAAP requires all stock options to be recognised using a fair value based approach. For the purposes of NZ GAAP, there was no previous requirement to record the fair value of stock options granted

For the year ended 31 December 2004, the company elected to early adopt NZIFRS 2 Share Based Payments. NZIFRS 2 requires stock options issued to be measured and recognised in the financial statements using a fair value based approach. NZIFRS 1 First time adoption encourages, a first time adopter to apply NZIFRS 2 to equity instruments that were granted on or before 7 November 2002. As a result the company has retrospectively applied NZIFRS 2 from 1 January 2002, consistent with the adoption of the fair value method under Canadian GAAP.

CONSOLIDATED STATEMENT OF CASH FLOWS

b) Cash Flows from operating activities.

The Statement of Cash Flows is presented in Canadian GAAP using the indirect method. The Statement of Cash Flows under NZ GAAP requires the direct method to be used. Cash Flows for operating activities under the direct method are as follows:

For the years ended December 31	2005 $	2004 $	2003 $
Operating Activities			
Cash inflows			
Oil and gas proceeds	1,795,714	279,210	1,430,748
Interest received	480,155	326,012	57,624
Joint venture recoveries	1,093,417	930,673	477,439
Cash outflows			
Payments to suppliers and employees	(4,313,589)	(1,626,430)	(4,538,280)
Net GST payments	11,691	25,470	(73,646)
Net cash (outflows) for operating activities	**(932,612)**	**(65,065)**	**(2,646,115)**

c)   Disclosure of Joint Venture Interests.

In accordance with SSAP 25 Accounting for Interests in Joint Ventures and Partnerships, which deals with the accounting and disclosure requirements of participants for interests in joint ventures, the company is required to disclose significant joint venture information for New Zealand reporting purposes.

The company held interests at December 31, 2005 in significant unincorporated joint ventures established to explore, develop and produce petroleum as follows:

	2005 %	2004 %
New Zealand		
PMP 38153	45.00	45.00
PEP 38256 – Exploration	46.16	46.16
PEP 38258 – Exploration	75.00	75.00
PEP 38330 – Exploration [1]	0.00	44.23
PEP 38480 – Exploration [4]	0.00	75.00
PEP 38492 – Exploration	100.00	100.00
PEP 38716 – Exploration [2]	0.00	42.40
PEP 38718 – Exploration [3]	0.00	12.50
PEP 38736 – Exploration	45.00	45.00
PEP 38738 Shallow – Exploration	36.50	36.50
PEP 38738 Deep – Exploration	25.10	25.10
PEP 38741 – Exploration	30.00	30.00
PEP 38746 – Exploration [5]	66.67	50.00
PEP 38748 – Exploration [5]	33.33	25.00
PEP 38753 – Exploration	60.00	60.00
PEP 38765 – Exploration [6]	36.67	27.50
PEP 38766 – Exploration [5]	33.33	25.00
PEP 38768 – Exploration [7]	0.00	50.00
Australia		
AC/P 19 [8]	0.00	100.00
Papua New Guinea		
PPL 228 [9]	0.00	10.00
PPL 235 – Exploration	35.00	100.00
PRL 4 – Retention [10]	13.41	7.50
PRL 5 – Retention	7.50	7.50

The financial statements of all joint ventures are unaudited.

(1) Surrendered by all joint venture parties July 2005.

(2) Permit expired at end of term January 2006.

(3) Withdrew from the permit effective November 2005.

(4) Surrendered by all joint venture parties October 2005.

(5) Due to withdrawals by other parties, the Company increased its percentage interest effective August 2005, subject to final governmental approvals.

(6) Due to withdrawals by other parties, the Company increased its percentage interest effective September 2005, subject to final governmental approvals.

(7) Surrendered by all joint venture parties February 2005.

(8) Surrendered January 2005.

(9) The PPL 228 joint venture did not accept the top file permit offered over the similar area and the joint venture has relinquished its interest in this permit area.

(10) Due to an assignment of interest by one party, and pre-emption of that offer by other joint venture parties, including the Company, the Company's interest in this license increased effective August 2005. At balance date, the transfer remains subject to finalisation of documentation and governmental approval.

The contribution made by joint ventures to the consolidated results was to increase revenues by $1,799,454 (2004: $212,458) and expenses by $1,288,345 (2004: $168,133). The consolidated proportion of joint venture assets and liabilities do not represent a material portion of the company's asset and liabilities. The total value of consolidated joint venture assets is $1,198,449 and liabilities $866,149.

Notes to the Consolidated Financial Statements (Expressed in United States Dollars)

d) Disclosure of Parent Company Accounts.

In accordance with the New Zealand Financial Reporting Act 1993, the company is required to disclose separately a Statement of Financial Position, Statement of Financial Performance and Statement of Cash Flows, for the parent entity: Austral Pacific Energy Ltd. These are as follows.

Parent Company Accounts – Statement of Financial Position

As at December 31	**2005**	**2004**
	$	**$**
Assets		
Current		
Cash and cash equivalents	196,316	308,664
Accounts receivable	2,584	705
Prepaid expenses and deposits	-	6,554
	198,900	315,923
Investment in/Advance to subsidiaries	24,672,131	15,805,012
Total Assets	**24,871,031**	**16,120,935**
Liabilities		
Accounts payable and accrued liabilities	198,446	120,747
Total Liabilities	**198,446**	**120,747**
Stockholders' Equity		
Common stock without par value (Note 11);		
unlimited number of shares authorised;		
Issued and outstanding 22,666,453 shares	43,499,296	32,683,328
Contributed surplus	626,842	361,854
Accumulated deficit	(19,453,553)	(17,044,994)
Total Stockholders' Equity	**24,672,585**	**16,000,188**
Total Liabilities and Stockholders' Equity	**24,871,031**	**16,120,935**

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)

December 31, 2005, 2004 and 2003

Parent Company Accounts – Statement of Financial Performance

For the years ended December 31	2005	2004
	$	$
Expenses		
General and administrative	1,054,043	810,129
Foreign exchange movement	274,302	993,065
Adjustment to investment in subsidiaries	821,339	3,945,092
Stock option compensation expense/(recovery)	264,988	(11,450)
Total Expenses	**2,414,672**	**5,736,836**
Other Income		
Interest income	6,113	18,303
Net loss for the year	**(2,408,559)**	**(5,718,533)**
Deficit, beginning of year	(17,044,994)	(11,326,461)
Deficit, end of year	**(19,453,553)**	**(17,044,994)**
Basic (loss) per share	**(0.12)**	**(0.42)**
Diluted (loss) per share	**(0.12)**	**(0.42)**

AUSTRAL PACIFIC ENERGY LTD. ANNUAL REPORT 2005

FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements (Expressed in United States Dollars)

Parent Company Accounts – Statement of Cash Flows

For the years ended December 31	2005 $	2004 $
Net Cash from/(used in) Operating Activities		
Cash provided from/(used in):		
Interest income received	6,113	18,303
Receipts from customers	-	8,665
Net Cash from/(used in) Investing Activities		
Cash provided from/(used in):		
Payment to suppliers	(1,245,971)	(1,749,563)
Advances to subsidiaries	(9,688,458)	(9,719,470)
Net Cash from/(used in) Financing Activities		
Proceeds from issue of shares	10,815,968	11,125,433
Proceeds from issue of convertible notes	-	500,000
Total movement in cash balances	(112,348)	183,368
Cash balances at beginning of year	308,664	125,296
Cash balances	**196,316**	**308,664**

Under the New Zealand Financial Reporting Standards, the Company is required to disclose the audit fee of $259,972 for 2005 (2004: $141,139).

AUSTRAL PACIFIC ENERGY LTD.
www.austral-pacific.com

CORPORATE INFORMATION

Directors

David Newman, CA
Chairman
Paraparaumu, New Zealand

David Bennett, Ph.D.
Wellington, New Zealand

Ronald Bertuzzi, B.A. Econ.
Vancouver, B.C., Canada

Douglas Ellenor, Ph.D.
Surrey, B.C., Canada

Peter Hill, Ph.D.
London, United Kingdom

Peter Tapper, B.Eng (Hons)
Auckland, New Zealand

Richard Webber, B.Sc, M.Sc (Hons),
PMD (Harv)
Wellington, New Zealand

Senior Managers

Richard Webber, B.Sc, M.Sc (Hons),
PMD (Harv)
Chief Executive Officer

Joseph Johnston, B.Sc (Hons), MEng
Petroleum Engineering Manager

Bruce McGregor, CA
Chief Financial Officer

Carey Mills, M.Sc (Hons)
Exploration Manager

Jeanette Watson, B.Sc, LLB
Company Secretary

Corporate Offices

From April 14, 2006:
Level 3, 40 Johnston Street
PO Box 5337, Lambton Quay
Wellington, New Zealand
mail@austral-pacific.com

Annual General Meeting

3:00 pm (NZ time)
Tuesday, May 2, 2006
Duxton Hotel, 170 Wakefield Street,
Wellington, New Zealand

Record date March 13, 2006

Subsidiaries

Source Rock Holdings Limited
Austral Pacific Energy (NZ) Limited
Rata Energy Limited
Totara Energy Limited
Kanuka Energy Limited
Millennium Oil & Gas Limited
Trans-Orient Petroleum (PNG) Limited
Indo-Pacific Energy Australia Pty Limited
Odyssey International Pty Limited
Trans-Orient Petroleum (Aust) Pty Limited
ZOCA 96-16 Pty Limited

Share Listings

TSX-V (Trading symbol: APX)
NZSX (Trading symbol: APX)
AMEX (Trading Symbol: AEN)

Banker

ASB Bank,
Wellington, New Zealand

Legal Counsel

Macdonald & Company
Whitehorse, YT, Canada

Gavin Adlam
Wellington, New Zealand

Lang Michener
Vancouver, B.C., Canada

Minter Ellison
Adelaide, SA, Australia

Posman Kua Aisi
Port Moresby, PNG

Harris, Mericle & Wakayama
Seattle, USA

Auditor

KPMG
Wellington, New Zealand

Registrars and Transfer Agents

Pacific Corporate Trust Company
Vancouver, B.C., Canada

Computershare Investor Services Ltd
Auckland, New Zealand

PACIFIC

WWW.AUSTRAL-PACIFIC.COM

The paper used for this Annual Report is
Novatech and is manufactured using
Elemental Chlorine Free (ECF) pulp sourced
from sustainable, well managed forests.

No film processing chemicals were used and
90% of the cleaning solvent was recycled.